09010184

Leading Our Industry to Sustainable Practices

ASTEC INDUSTRIES, INC.

2008

Annual Report

Table of Contents

Astec Industries, Inc. 2008 Annual Report

ASTEC
INDUSTRIES, INC.

FINANCIAL OVERVIEW

	2008	2007	2006	2005	2004
Operating Results (In thousands, except noted*)					
Net Sales	**$973,700**	$869,025	$710,607	$616,068	$505,554
Net Income	**63,128**	56,797	39,588	28,094	19,053
Financial Position					
Total Assets	**$612,812**	$542,570	$421,863	$346,583	$324,818
Working Capital	**251,263**	204,839	178,148	137,981	106,489
Long-term debt, less current maturities	-	-	-	-	25,857
Shareholders' equity	**439,226**	376,589	296,166	242,742	191,256
Per Common Share*					
Net Income					
Basic	**$2.83**	$2.59	$1.85	$1.38	$0.96
Diluted	**2.80**	2.53	1.81	1.34	0.95
Book value per common share at year end	**19.45**	16.78	13.51	11.57	9.52
Other Data					
Weighted average number of common shares outstanding					
Basic	**22,288**	21,968	21,429	20,334	19,741
Diluted	**22,586**	22,445	21,917	20,977	20,079
Associates*	**3,973**	3,886	3,214	2,946	2,657

Listed on NASDAQ as ASTE.

2008 "The Best of Times and the Worst of Times"

Dear Fellow Shareholders

2008 can be defined as "The Best of Times and The Worst of Times." You might describe it as two years in one. Our revenues reached a record $974 million, and our earnings reached a record $63 million.

During the first nine months, we saw inflation in steel, oil and other commodities at unprecedented levels. Oil went from $80.00 per barrel to $147.00 per barrel, causing the price of liquid asphalt to reach levels of $800 to $1,000 per ton in June and July of 2008. Steel went from $0.40 per pound on discrete plate to $0.80 per pound on the west coast and $0.75 per pound on the east coast. The cost of copper doubled. The U.S. dollar remained weak during most of the year; and as a result, it helped our international sales immensely. We ended the year with 36% of our sales as international and domestic sales were 64% versus 68% for 2007. However, with the increase in our international business, by pre-purchasing steel and other components, as well as increasing prices, we were able to control our margins. American Augers' business grew rapidly both in oil drilling rigs and conventional directional drills.

During the last three months of the year, we saw the market go from optimistic yet cautious to completely pessimistic and frozen. The credit crisis that started in September practically stopped investment and spending worldwide, slowing many of our businesses to almost a creep. Those businesses with strong backlogs were able to continue operating at reasonable levels but those that typically do not have a very strong backlog, such as Roadtec, were forced to slow production dramatically and layoff personnel. We have continued to reduce our workforce in many of the companies and at the end of the year our workforce had dropped to 3,973 from a peak of 4,110 during the year. During the fourth quarter, the dollar strengthened against other currencies slowing the international markets. Oil dropped from a peak of $147.00 per barrel to as low as $35.00 per barrel. While we have seen a reduction in commodity prices, steel and asphalt were very slow to fall and at year-end were still not at realistic levels based on the price of crude oil and scrap.

During the year, we acquired Dillman Equipment Company of Prairie du Chien, Wisconsin. Dillman is a well respected manufacturer of asphalt plants and gives Astec, Inc. a third facility with experienced personnel. It adds an additional range of products to the Astec asphalt plant offering. Also, we started Astec Australia, which acquired most of the assets of Q-Pave Pty Ltd, which had served as our dealer in Australia for Astec, Roadtec, Heatec, CEI Enterprises, Astec Underground and Carlson Paving Products. We hope this distribution will continue to grow by adding other products from the Astec family of companies. Astec Australia adds value to the products by providing turn-key installations, after sales service, and parts distribution.

The sudden downturn in the market certainly concerns us going forward; however, the Obama administration seems very positive regarding spending money to improve our infrastructure which has been neglected over 30 years. The stimulus package signed on February 17 provides $27.5 billion for highways and bridges. Provided the states execute spending the money as it is intended, this stimulus should be very good for our customers and our business. The outlook for 2009 will depend upon the impact of the stimulus for the infrastructure as well as the strengthening of the dollar. With the large inventories of our competitors and the sudden slowing of the market, we anticipate the pricing competition will be more intense than in the recent past. We entered 2009 with a very strong balance sheet, little debt, good modern manufacturing plants, and technologically leading products that are green and energy efficient. We believe we are well positioned to take advantage of the increase in infrastructure spending.

With the infrastructure stimulus package, a positive outlook for a much larger five to six year highway bill and an administration that supports modernizing our infrastructure, the outlook for our company is good for the next six to seven years. The beginning of 2009 will be challenging but the remainder of the year should be good, leading to continued growth for our company.

We continue to adapt our products to other industries and to sell them worldwide. We have modified existing products and developed new products to meet the needs of customers in the energy and mining industries. We have grown our international sales force to touch geographical areas of the world previously untapped. We believe by diversifying into the energy and mining businesses, while remaining strong in the infrastructure side of the business, we will balance cycles in the future and hopefully produce more consistent growth for the company and our shareholders.

Yours very truly,

J. Don Brock

J. Don Brock, PhD
Chairman of the Board, President and CEO
Astec Industries, Inc.

ASTEC INDUSTRIES, INC.

ASTEC
INDUSTRIES, INC.
FAMILY OF COMPANIES



Astec Industries, Inc.
Corporate Headquarters
Chattanooga, Tennessee, USA

AGGREGATE AND MINING GROUP

Telsmith, Inc.
Mequon, Wisconsin

Kolberg-Pioneer, Inc.
Yankton, South Dakota

Johnson Crushers International, Inc.
Eugene, Oregon

Breaker Technology Ltd.
Thornbury, Ontario, Canada

Breaker Technology, Inc.
Solon, Ohio
Riverside, California

Astec Mobile Screens
Sterling, Illinios

Osborn Engineered Products SA (Pty) Ltd
Johannesburg, South Africa

ASPHALT GROUP

Astec, Inc.
Chattanooga, Tennessee

Dillman Equipment
division of Astec, Inc.
Prairie du Chien, Wisconsin

Heatec, Inc.
Chattanooga, Tennessee

CEI Enterprises, Inc.
Albuquerque, New Mexico

MOBILE ASPHALT PAVING GROUP

Roadtec, Inc.
Chattanooga, Tennessee

Carlson Paving Products, Inc
Tacoma, Washington

UNDERGROUND GROUP

Astec Underground, Inc.
Loudon, Tennessee

American Augers, Inc.
West Salem, Ohio

OTHER GROUP

Peterson Pacific Corp.
Eugene, Oregon

Astec Australia Pty Ltd
Sumner Park, Australia


Telsmith


Kolberg-Pioneer


Johnson Crushers


Breaker Technology


Astec Mobile Screens


Osborn Engineered Products


Astec


Dillman


Heatec


CEI Enterprises


Roadtec


Carlson Paving Products


Astec Underground


American Augers


Peterson Pacific


Astec Australia

Utilizing SUSTAINABLE practices to grow our INDUSTRY

Astec Industries equipment crushes, processes and converts minerals to other products. The materials may be used to pave roads or to protect against erosion. Later, Astec Industries equipment recycles and converts many of these same products into more useful materials. Sustainable techniques are the cornerstone of this cycle.

Land Clearing Equipment

Peterson-Pacific machines are used to process formerly wasted or burnt trees and undergrowth into usable products such as mulch, woodchips, or wood for fuel. Peterson equipment is also used for erosion control on a newly prepared site. Peterson products are utilized in the pulp and paper recycle wood industry and C&D landfill to reduce the space requirements.



Mining Equipment

Breaker Technology boom systems allow for the safe disposal of oversized products through the system leading to a more continuous, safe operation. Telsmith mineral processing equipment provides efficient crushing and sizing of mined ore to allow optimal mineral extraction in the recovery process.



Crushing Equipment

Telsmith, Kolberg-Pioneer, Johnson Crushers International and Osborn Engineered Products all manufacture crushing plants that will reduce rocks, aggregate, and mineral sizes from as large as five feet in diameter to a fraction of an inch. These large, durable machines are used around the world in both aggregate and mining operations.



Screening Equipment

The Astec Industries companies manufactured over 850 screens in 2008. These vibrating mechanisms separate aggregate or minerals into various sizes, preparing them for conversion into finished products, for leach piles or for improved compaction in fill areas.



Asphalt Mixing Equipment

Astec, Dillman Equipment and CEI Enterprises offer drum mix plants that combine the various size aggregates, dry, heat and coat them with asphalt cement to produce high quality pavements. The Astec Double Barrel Green™ System allows the production of warm mix asphalt without the production of smoke or smell and allows the injections of up to 50% recycled material, significantly reducing the cost per ton without sacrificing quality.



Concrete Equipment

Recently developed Astec concrete plants offer the most consistent concrete by combining single size aggregate to make specific mixtures of concrete on a consistent, uniform basis that is used for sidewalks, buildings, parking garages or floor slabs.



We do not **crush rock**; we make the equipment to crush rock.

We do not **build roads**; we make the equipment to build roads.

We do not **drill gas and oil wells**; we make the equipment to drill gas and oil wells.

We do not **recycle roads**; we make the equipment to recycle roads.

We do not **produce wood mulch and wood fuel**; we make the equipment to produce wood mulch and wood fuel.

Paving Equipment

Roadtec and Carlson Paving Products produce paving machines for placing the asphalt on the road by achieving high quality, smooth pavements that are very uniform. The Roadtec Shuttle Buggy allows the remixing of the hot mix asphalt to ensure uniform compaction of the pavement as it is placed.



Milling Equipment

Roadtec milling machines are used to remove pavement from the road. The material is automatically loaded into a truck where it can be returned to the plant for reprocessing and recycling.



Reprocessing Equipment

Astec Mobile Screens and Kolberg-Pioneer manufacture equipment for reprocessing recycled material, converting it back to its original virgin sizes in preparation for use in asphalt mix. These systems have allowed the increase of recycle from 20% to 50% while producing an equal or higher quality mix than when using all virgin aggregates.



Recycle

Astec, Dillman Equipment and CEI Enterprises plants allow production using up to 50% recycle, utilizing the previously processed material by combining it with virgin material and new liquid asphalt to produce an economical, high quality recycled product. In the United States, there are approximately 120 million tons of recycled asphalt being consumed each year.



Utilities

Astec Underground trenchers dig ditches and American Augers directional drills allow pipes to be pulled under rivers and roads to install water, electrical, sewer, and gas lines as well as storm water drainage lines. Kolberg-Pioneer and Astec Mobile Screen crushers re-crush and screen material to form bedding material to safely cover utility lines and prevent rupture of the pipes or conduit.



Energy

The new American Augers horizontal drill rigs reach oil and gas deposits that were formerly inaccessible. These rigs allow shallow drilling and can drill horizontally at very shallow depths reaching oil and gas that have been previously passed by because rigs could not turn horizontal at shallow depths. Peterson wood chippers are increasingly being utilized more for production of boiler fuel to produce electrical energy and sustainable wood fuel for firing wood-fired power plants.



Telsmith, Inc.

Mequon, Wisconsin

Telsmith, Inc., founded in 1906, has served the aggregate and mining industries for over 100 years. A long-term commitment to ethical business practices, technologically advanced products, world class support and manufacturing excellence has led to strong brand recognition for Telsmith products in markets around the world.

Today Telsmith designs and manufactures processing equipment for the reduction and sizing of raw materials. Industries served include mining for minerals recovery, processing of aggregates for construction materials and recycling of construction materials including concrete and asphalt. Core products include jaw crushers, cone crushers, impact crushers and vibrating screens and feeders with brand names such as Iron Giant, Gyrasphere and VibroKing commanding significant market share.

In addition to core components, Telsmith also designs and manufactures complete processing systems. Telsmith capabilities include custom solutions ranging from track mobile crushing systems, designed for high mobility within a mine or quarry, to large modular processing plants delivering high production and low operating costs. Combining consulting services, engineering expertise and construction management, Telsmith brings a unique package of solutions to the market place.

Consistent with Astec core values, world class customer support is a differentiating element for Telsmith. Employing trained service technicians in strategic locations throughout the world allows prompt support. Investment in, and management of, parts inventories insures availability of critical parts. A committed dealer network adds to the available service capabilities and parts inventory. Combining available parts inventory and expert service technicians, available around the clock, allows Telsmith to expand its loyal customer base.

Ongoing efforts to streamline the manufacturing process brought targeted investment into the Telsmith Mequon manufacturing facility during 2008. Continuing to implement lean manufacturing processes, several manufacturing lines were reorganized with new machine tools, bringing a focus to individual product line quality and a shortening of the manufacturing cycle.

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TELSMITH

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1. Quarry Trax track-mounted rock crusher
2. High performance SBS cone crusher
3. Quarry Trax track-mounted crusher with BTI hammer attachment
4. The VibroKing® screens are both versatile and dependable
5. Modular Screening Tower with two VibroKing screens
6. Primary crusher equipped with a Telsmith Jaw crusher and a BTI hammer attachment

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Kolberg-Pioneer, Inc.

Yankton, South Dakota

Kolberg-Pioneer, Inc designs, manufactures and markets full lines of washing, conveying, crushing, screening, classifying and portable and mobile plant equipment under the KPI-JCI brand. Simple solutions for all aggregate and recycling needs delivered through an unmatched resource of knowledge and experience, innovative products and systems and a world class support system all exemplify a lifetime of value for the customer through the KPI-JCI brand. For more than 75 years, Kolberg-Pioneer and its dedicated KPI-JCI dealer organization have been recognized within the aggregate and recycling industries as the only true "One Source" supplier of dependable equipment and experienced application oriented support.

In 2008, with the blending of AMS into its leadership umbrella, Kolberg-Pioneer will continue a strong focus towards developing products for the recycled asphalt market. The value of this direction will be realized through the addition of new revenue streams for KPI-JCI as well as the dealer network. This allows for the expansion of a market beyond the traditional aggregate producer. In addition, Kolberg-Pioneer has expanded its current line of KPI-JCI portable plants by introducing the RS3144 jaw crushing plant targeting the entry-level and recycling contractors. The KPI-JCI line of extendable stackers along with Wizard Touch® automated control system for Kolberg-Pioneer continues to be the only practical solution for stockpiling today's stringent non-segregated aggregate needs. These highly portable stackers produce stockpiles up to 35% larger than those produced by more conventional non-extendable stackers. These stackers can also be used in applications such as precision bin loading, barge loading and unique stockpiling configurations.

The KPI-JCI line of washing and classifying products continues to lead the industry with innovative equipment and systems with an in-house resource of industry knowledge and experience. Kolberg-Pioneer produces over 48 models of fine and coarse material washers, blade mills, log washers and classifying tanks, along with 17 models of portable plants and two industry leading Spec Select® control systems, all positioned to increase the end user's profitability by decreasing operating costs.

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KPI-JCI

1. Fast Trax track-mounted rock crusher
2. KPI's extendable, radial travel SuperStacker®
3. KPI-JCI Blademill
4. FT4250 track mount impact plant
5. Heavy duty cable stackers can be lowered to almost a zero degree angle
6. Fast Pack® mobile Jaw Crusher Plant



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Johnson Crushers International, Inc.

Eugene, Oregon

Johnson Crushers International designs, manufactures and markets full lines of cone crushing, screening, portable and mobile rock processing equipment under the KPI-JCI brand throughout the world. JCI and its dedicated KPI-JCI dealer organization have been recognized within the aggregate and recycling industries as the only true "One Source" supplier of dependable equipment and experienced application oriented support.

In 2008, JCI launched the next generation in the Kodiak family of cone crushers and the evolution on the successful Kodiak design will implement product enhancements to the maintenance and replacement parts features and overload systems. JCI continues its tradition of offering new innovative products with this Kodiak+® cone crusher family that utilizes a PLC-based interface for increased crusher operation, troubleshooting and monitoring. This new system simplifies the operator's management and maximizes crusher performance and efficiency. In addition, a refined base frame design provides a more durable assembly with higher portability characteristics.

The new line of KPI-JCI Combo® multi-angle screens from JCI addresses the aggregate industry's need for increased screening capacity and efficiency of fine materials. The Fast Pack® rapid-deployment production system continues to redefine industry standards for productivity and profitability. The Fast Pack® system can replace several under-utilized portable or stationary production facilities, converting days of costly down time into highly profitable production time. Ultimately, the end-user can significantly drive down production costs by improving safety, performance, reducing dependency on auxiliary support equipment, consuming less liquid fuel, reducing freight expenses, and/or decommissioning antiquated or under-utilized assets while spreading fixed costs over more tons produced. In addition, JCI has expanded its current line of KPI-JCI Fast Trax® mobile plants by introducing the FT5162i incline screening plants to target the production requirements of our quarry producers as well as rental recycling contractors. These products are designed to address the demand for increased availability, flexibility, and performance in a diverse array of applications.

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1. JCI Kodiak K400 portable cone crusher
2. Modular sand classifying operation with two horizontal vibrating screens
3. Fast Pack rapid-deployment production system
4. FastTrax FT5162i mobile incline screening plant

Breaker Technology, Inc.

Riverside, California - Solon, Ohio

Breaker Technology Ltd.

Thornbury, Ontario, Canada

Breaker Technology (BTI), a manufacturer and distributor of a wide range of mining, quarry, construction, demolition and recycling equipment, expanded its facilities and underwent a complete reorganization of the workflow which has added to the efficiency of the operation. Safety, a key factor in all decision-making and activities at this operation, has been enhanced with the new process flow and equipment upgrades.

A broad line of performance proven hydraulic attachments is offered, including breakers, compactors, pulverizers, shears and multi-processors. Refinement of these product lines is constantly underway in order to enhance results in the field. A significant addition is the development of a new and enhanced line of hydraulic breakers, with the initial and landmark addition of a 16,000 ft/lb model, the largest in the industry.

A specialty for the company is the comprehensive range of rock breaker systems; stationary, portable and mobile. Models are offered in six series, with 132 boom/breaker combinations for breaking oversize at primary crushers, grizzlies, drawpoints and stopes. Focus group efforts in this and all other product lines have contributed significantly in identifying opportunities for fewer parts, improved componentry and maintainability, and manufacturing efficiencies. The development of a new rock breaker system incorporating these improvements has proven popular with the stationary boom marketplace.

BTI also specializes in a full line of rugged, low profile, underground utility vehicles including mobile scalers, mobile rock breakers, scissor lifts, crane trucks, fuel/lube trucks, ANFO loaders, shotcrete mixers and placers, personnel vehicles and cassette systems, engineered for long life, low maintenance and ease of service without sacrificing full functionality. The QS Scaler Series has been enhanced with a new 50' reach model and optional tilt cab, and incorporates the revolutionary vibratory pick scaling head. These scalers have met with great enthusiasm from the industry and have proven to increase production up to 50% while reducing maintenance costs in very demanding applications.

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1. VZ85 Hydraulic Hammer
2. SH550 Hydraulic Shear
3. TTX30 Stationary Rockbreaker System with TB1680XCED Hammer
4. QS50 Scaler with tilt cab

Astec Mobile Screens, Inc.

Sterling, Illinois

Astec Mobile Screens is the world's premier supplier of innovative screening solutions. The full line of products include mobile screening plants, portable and stationary screen structures and the PEP line of high frequency screens for the quarry, recycle, sand and gravel, mining and other material processing industries. Each screening plant is designed, built and marketed to meet the highest demands in all kinds of applications.

Operating conditions for the material producer can vary and Astec Mobile Screens responds by offering a broad range of operating systems. For the mobile material producer, Astec Mobile Screens offers self-contained track and wheel operating systems in all vibrating incline screens to include the PEP high frequency screens and traditional two-bearing conventional screens. For portable and stationary operations, high frequency screens are available in several portable configurations, along with modular and traditional I-Beam structures for pre-screening and/or post-screening applications.

In 2008, Astec Mobile Screens continued its focus on the growing reclaimed asphalt pavement (RAP) market with the well received mobile ProSizer™ recycling plant, as well as track and stationary RAP system configurations featuring a PEP high frequency screen and horizontal impact crusher (HSI). Prices of liquid asphalt and virgin aggregates continue to climb, which is leading the industry to increase the use of RAP in hot mix asphalt (HMA) designs. By increasing RAP in mix designs, asphalt producers can reduce other ingredients, such as liquid asphalt and virgin aggregate, and overall operating costs.

Astec Mobile Screens continued its dominance in the fine screening market with its PEP Vari-Vibe® and Duo-Vibe® line of high frequency screens this past year. For material producers seeking the highest screen capacity in the market for fines removal, chip sizing and more, high frequency screening continues to be the choice. By removing fines dry, without the utilization of water, environmental concerns and operating costs can be significantly reduced. Fines material sizing and removal is a critical factor in aggregate operations so that a more saleable product is produced versus creating waste stockpiles and slurry ponds.

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1. Mobile tracked Fold 'n Go screening plant
2. ProSizer mobile reclaimed asphalt product recycling plant
3. PEP high frequency screen
4. Fast Pack rapid-deployment production system

Osborn Engineered Products SA (Pty) Ltd

Elandsfontein, South Africa

Founded in 1919, Osborn enjoys a reputation for service, excellence and innovative local-environment suited machine design. The company offers process equipment to the mining and aggregate industry, including new machines, factory warranted rebuilds, original equipment replacement parts, conveyor idlers and project management.

While continuing to expand the product offering of its in-house designs, Osborn enjoys long associations with overseas principles, enabling the production of complementary machines to be built under license, enhancing the "total offering" solution to customers. Coupled to an offering of locally built jaw, cone, double roll and rolling ring crushers, rotary breakers, vibrating screens and feeders, apron feeders and track or rubber mounted mobile equipment, Osborn can offer a turnkey solution to customer needs.

2008 saw Osborn continue to expand its factory space while incorporating lean manufacturing practices. To supplement existing capacity, new machinery with expected productivity benefits has been purchased and is currently being commissioned.

Product development saw the updated OT 3042 Mk2 track mounted jaw crusher launched in the first quarter of 2008 to replace the original design launched in 2004. This unit addresses customer feedback of the earlier units and is well suited to the quarry industry and surface mining requirements. In addition, two totally new OT 3042 UG track mounted units were delivered in December to be utilized in an underground crushing situation. These units are suited to the restricted space available to maneuver underground, as well as a new experimental mining technique and product flow. Osborn also produced its first track mounted OT 44 ST cone crusher which has been well received in the quarrying industry and supplements the OT 38 ST unit first launched in 2006.

Osborn remains proud of its continued accreditation as an integrated ISO 9001 – 2000, 14001 and 18000 manufacturer and supplier.

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1. The Osborn Track 3042 mobile primary crusher
2. A Track 3042 feeding a Gyrasphere cone crusher
3. Rotary breakers for breaking and cleaning coal
4. Stationary Gyrasphere cone crusher

Astec, Inc.

Chattanooga, Tennessee

Astec, Inc. is the world leader in Hot Mix Asphalt (HMA) equipment technology, support and training. Astec manufactures a complete line of stationary, relocatable, and portable continuous mix HMA and soil remediation equipment. Core products include the Double Barrel® drum mixer, Double Barrel Green™ system, TCII PC-based computer control system, the Phoenix® high-efficiency burner series, the Six Pack® portable HMA facility and New Generation long-term storage silos. In 2008, Astec announced plans to offer a complete line of portable, stationary and roller compacted concrete mixing plants.

2008 saw growing industry acceptance of warm mix asphalt and continued success for the Astec Double Barrel Green system. The Double Barrel Green system is a major breakthrough in warm mix asphalt technology because it does not require the addition of expensive commercial additives. Instead, water is injected into the mix along with the liquid asphalt cement. The injection of water causes the liquid asphalt to foam and expand in volume to coat the aggregate at a lower temperature.

On October 1, 2008, Astec Industries, Inc. announced the finalization of the purchase of 100% of the stock ownership of Dillman Equipment Inc. located in Prairie du Chien, Wisconsin. Dillman is a leading manufacturer of asphalt plant equipment. The company supplies the asphalt industry with a complete line of asphalt plant equipment that includes asphalt storage silos, DuoDrum counterflow drum plants, portable asphalt plants, plant controls, control houses and self-erect silos. Dillman Equipment Inc. will operate as a division of Astec, Inc.

Astec continues to grow and maintain customer loyalty through innovative equipment designs, industry-leading customer service and state-of-the-art technical education.

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SIX PACK

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DOUBLE BARREL

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1. Relocatable hot mix asphalt facility
2. Portable hot mix asphalt facility
3. Astec's Double Barrel Green System
4. Astec provides complete automated plant controls
5. Dillman hot mix asphalt facility
6. Dillman's efficient Duo Drum® aggregate dryer and mixer

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ASTEC
ASTEC

Heatec, Inc.

Chattanooga, Tennessee

In 2008 Heatec achieved record sales of its heaters and storage tanks in the asphalt industry and also in industries unrelated to asphalt.

The bulk of Heatec's business continues to be products for the hot mix asphalt industry. Products for this industry are mainly asphalt heaters, storage tanks and polymer systems. Sales of these products have remained strong despite sharp declines in the national economy.

The company is experiencing a renewed interest in its products for asphalt terminals. During 2008 and the two months preceding it, Heatec produced and delivered an unprecedented number of polymer blending systems for asphalt terminals. Moreover, 2009 sales of polymer systems and other Heatec products for terminals is very promising.

The company introduced the Firestorm™ water heater into the concrete industry in 2006. Heatec built and delivered several of these heaters in 2008. They are used to heat mix water for concrete. Heated water enables a concrete plant to make concrete that is poured in cold weather, extending the plant's work season.

Firestorm heaters can be used to heat water for a wide variety of other business operations. Heatec plans to introduce this heater into new markets. The heater can provide a constant supply of hot water for cleanup operations and it can provide heated water needed in the manufacturing process of many products. Some industries where the heater may be used are as follows: ready-mix concrete, poultry, bottling, pharmaceutical, food, commercial laundries, car and truck washes, aquaculture, carpet and textile, chemical, railroads, and hotels.

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FIRESTORM

1. Heatec vertical asphalt tanks at a hot mix asphalt facility
2. Hot oil heater skid used in hot mix asphalt plants
3. The SI Group heater is being loaded at the Heatec factory onto a special tractor trailer that has 13 axles
4. Firestorm water heater used at concrete plants

CEI Enterprises, Inc.

Albuquerque, New Mexico

For 40 years, CEI Enterprises has established itself as a leading manufacturer of production equipment for the asphalt industry. Known for its high-quality asphalt heating and storage systems, CEI has expanded its product line to include complete asphalt plants and industry-leading asphalt-rubber blending systems.

Today, CEI's key products include Nomad™ and RAP King™ portable asphalt plants, continuous process asphalt-rubber blending systems, hot oil heaters, asphalt tanks, fuel storage tanks, preheaters and filtering systems. CEI is a leader in emissions control technology, offering an array of environmentally proactive products for new equipment and retrofits. Its innovative emissions control products include extreme-duty vent condensers for asphalt tanks. These vent condensers employ both a cooling system and supplemental air-cleaning device to eliminate blue smoke emissions. This technology helps producers meet the country's most demanding regulations on asphalt tank emissions.

CEI also developed a simple-to-install low NOx conversion kit for hot oil heaters. This conversion kit offers producers a simple, cost-effective way to meet increasingly stringent state and local limits on NOx emissions.

Looking ahead to continued industry trends toward warm mix asphalt, CEI designed its RAP King drum mixer to be fully compatible with the Astec Green system. This compatibility offers smaller producers access to cutting-edge technology for making warm mix.

In 2008, CEI saw approximately equal activity in international and domestic markets. International sales were largely comprised of Nomad and RAP King asphalt plants, including exports to Ecuador, Mexico and Canada. Domestically, CEI experienced growth in new markets as companies invested in bulk liquid storage facilities to offset drastic fluctuations in oil prices. For these facilities, CEI designed heating systems to maintain the temperature of millions of gallons of liquid asphalt and fuel oils. CEI saw additional growth in the energy sector, producing heating systems for the manufacture of chemicals used in oil and gas extraction and refining.

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KING

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1. CEI RAP King portable asphalt plant in Mexico
2. RAP King drum mixer can produce mix with up to 50% RAP
3. CEI heater used in oil and gas extraction and refining
4. Heater with thermal fluid filtration system

Roadtec, Inc.

Chattanooga, Tennessee

Roadtec builds mobile roadbuilding equipment and is pleased to have increased their market share in U.S. paver sales by fifty percent in 2008.

Roadtec manufactures highway-class asphalt pavers that have a reputation for being heavy-duty, extremely reliable, and durable machines. Recent upgrades include increased fuel capacity and improvements that optimize operator comfort.

Roadtec cold planers are among the most productive machines available and feature competitive advantages like higher horsepower engines and bi-directional drums. With increased focus on environmentally sustainable construction practices, Roadtec cold planers play a crucial role in the reclaiming and recycling of old pavement.

Roadtec's well-known Shuttle Buggy® material transfer vehicle, a machine which allows contractors to easily meet State DOT smoothness specifications, has been proven in study after study to be the only transfer device on the market that can consistently deliver material at even temperature to the paver.

The Roadtec powerful SX-7 reclaimer/stabilizer is used to prepare the roadbed before pavement is laid and features the greatest cut depth in the industry. Introduced in 2007, the SX-7 reclaimer/stabilizer is now used in several U.S. states and the company expects its market share to grow in 2009.

Roadtec is currently developing the new cold recycler RT-500 with its sister companies JCI, KPI, and Telsmith. With highways and paved roads exhibiting surface defects in need of repair, utilizing an innovative road reconstruction process such as cold-in-place recycling (CIR) is a cost-effective and environmentally friendly alternative to more conventional methods.

Roadtec in 2008 expanded their capabilities and expertise to further develop Roadtec's cutter drum manufacturing and rebuilding program, including the ability to manufacture cutter drums for after-market needs of contractors who own competing brands.

Roadtec's solid advantage in the market place is not only it's reliable productive product offering, but also it's image as a company that delivers personal service with extremely fast response times.

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RT-500

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ROADTEC

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SX7

1. Roadtec's new RT-500 cold recycler is innovative and environmentally friendly
2. RP-175 8' commercial rubber-track asphalt paver
3. Roadtec's RX-900 cold planer allows cutting up of 14"
4. The 700 hp SX-7 soil stabilizer features a 21" cut depth
5. RP-195 10' highway class rubber-track asphalt paver
6. RX-400 4' cold planer with a rear-mounted drum

5




SHUTTLE
BUGGY
ROADTEC

6



Carlson Paving Products, Inc.

Tacoma, Washington

Carlson Paving Products has been manufacturing asphalt screeds for more than 20 years. Initially started and still located in the Pacific Northwest, Carlson Paving Products, Inc. has continued to develop new and innovative products. Manufacturing asphalt screeds for all types and sizes of highway class pavers, Carlson continues to maintain a dominant presence in screeds in the paving industry.

Carlson has since expanded its product line in 2008 by introducing an 8' commercial asphalt paver, model CP-90.

Carlson Paving Products will continue to strive to design and develop products for the asphalt industry that are innovative, user friendly, and functionally superior to any other equipment on the market. These products are designed with the owner, operator and mechanic in mind. Carlson's equipment line is available through an extensive network of distributors.

During 2008, Carlson continued to lead the field of paver screed technology in the asphalt paving industry. With a tradition of customer driven product enhancements, Carlson kept ahead of the competition. Carlson continues to develop and improve core product lines, including a popular line of screeds, without abandoning a tradition of easily operated and maintained equipment.

1


CARLSON

2



3



1. EZ V Asphalt Screeds offers optimal material flow
2. CP-90 paver with EZ Mat screed
3. Carlson's Windrow pick-up machine

Astec Underground, Inc.

Loudon, Tennessee

Astec Underground provides equipment to meet the underground construction needs of customers involved in construction, the pipeline industry, and the installation of infrastructure. It offers Trencor high performance rock trenchers and road miners and Astec utility trenchers and horizontal directional drills. These products are manufactured at the company's 360,000 square foot facility in Loudon, Tenn.

As with many businesses in 2008, Astec Underground was challenged by a tightening economy which forced many domestic customers to postpone buying decisions. This trend, however, resulted in a strong market for parts sales as customers chose to refurbish existing equipment. More than 50 percent of sales were to international customers as the weak dollar made Astec equipment especially appealing.

For more than 60 years, Trencor has been a leading choice for heavy-duty rock trenching equipment. This tough, ruggedly built equipment is a favorite of the oil and gas markets and for contractors working in demanding digging conditions worldwide. As the world's energy needs continue to grow, we expect these markets will continue to generate demand for our specialized equipment.

The Astec line of utility trenchers and compact horizontal directional drills benefit from the same technology and attention to design that makes Trencor machines so popular. The Astec RT1160 continues as the brand's flagship machine. This powerful workhorse can be customized with a variety of attachments and options, including a trencher, cable plow, backhoe, tilt frame and cab. The release of a rubber track option will add further versatility to the model in 2009.

Astec released a new style of digging chain late in 2008. The EarthPro Raptor™ Series is a low-profile, 1.65-inch anti-backflex digging chain highly resistant to wear and tear. The design eliminates components such as spacers and spreader bars which means fewer parts for users to stock and service. The chain comes with a 1-year/1,000-hour warranty on the bare chain. It fits all makes of trenchers and is only available at Astec dealers.

The Astec compact horizontal directional drills (HDD) complement the trencher lineup to meet customers' underground construction needs. These units utilize technology and engineering derived from the maxi drills produced by Astec Underground's sister company, American Augers. These compact units are sized for working in tight conditions, but boast plenty of power and torque to keep production high.

1


2


3


4

RT130
ASTEC

1. Trencor 1860 chain trencher
2. Trencor track-mounted road miner
3. Maxi-Sneaker series drop plow
4. RT-130 walk behind trencher

American Augers, Inc.

West Salem, Ohio

Since 1970, American Augers has been devoted to manufacturing the best underground technology construction equipment and affording its customers products that maintain rugged strength, unsurpassed power, and industry leading designs. American Augers has also begun to diversify its product lineup, which now includes vertical drilling rigs that bring American manufacturing to the forefront of the introduction of rack and pinion top head drive systems to the worldwide oil and gas industry.

The VR-500, which officially launched in 2009, is the first vertical drill branded under the American Directional Drill name. The VR -500 provides optimum bit load from initial surface contact throughout the entire drilling operation. Drilling contractors also have the ability to immediately start a horizontal curve after surface penetration resulting in greater access to shallow formations.

In 1991, American Augers introduced a rack and pinion carriage design for use with horizontal directional drills. The rack and pinion design that is now the industry standard offers smoother carriage movement, more precise operating control, and requires less downtime, because there are no complicated parts that need to be consistently replaced. American Augers still holds the distinction of having the largest HDD drill rig available that is capable of 1,100,000 lbs. of thrust/pullback. In terms of mobility, American Augers is the only HDD manufacturer to have a field-proven track mounted maxi rig style drill.

American Augers changed auger boring when it introduced its new line of "Next Generation" boring machines. These machines are equipped with the fast return system known as "Quik Tran", and the "Quik Split" design, which allows the machine to be separated into sections to allow for lighter and faster lifts into and out of the auger boring pit.

American Augers also continues to manufacture a mud pump and cleaning system as the company recognizes the essential part that drilling fluid plays in successful directional drilling. American Augers mud cleaners use linear shakers instead of random shakers that are used in competitor systems. This increases the efficiency of the driller in being able to recycle mud.

1



2



3



4



1. DD-625 directional drill has 625,000 lbs of thrust/pullback power
2. DD-440T is the only track mounted directional drill offering the highest range of thrust/pullback power
3. American Augers boring machine
4. American Augers mud systems
5. Mid-size horizontal directional drill
6. The MCM-4000 mud cleaning system



5



6



Peterson Pacific Corp.

Eugene, Oregon

Peterson is known for manufacturing industry-leading whole tree pulpwood chippers, horizontal grinders and blower trucks.

Peterson Pacific Corp. has been an Oregon Corporation since 1981. The company began as Wilbur Peterson & Sons, a heavy construction company. In July of 2007, Peterson was purchased by Astec Industries, Inc. opening a new chapter in their corporate history.

Peterson expanded into manufacturing to develop equipment to suit their land clearing / construction needs. A portable chain flail delimber-debarker was designed first, the Model DD 4800. The Model DDC 5000, a portable delimber-debarker-chipper, was developed next followed by the development of other portable equipment for the paper pulp industry. In 1990, Peterson developed its first wood waste recycling machine.

Continuous development of wood grinders has led to the current line of horizontal feed wood grinders. These models have been very well received in the U.S. with production rates up to 150 tons per hour.

With the 2001 acquisition of manufacturing rights for the BloTech line of blower trucks, Peterson has extended its reach into the soil erosion and landscape markets building trucks designed for distributing bark, mulch, compost and soil amendments.

The company has rapidly grown with the demands of the industry and in 1993 built their 60,000 sq. ft. manufacturing plant in Eugene, Oregon. In 2000 they expanded again adding an additional 50,000 sq. ft. manufacturing facility.

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2


3


4

Mulch Blowing
Service

1. Peterson asphalt shingle grinder
2. Horizontal waste wood grinder
3. High volume and highly fuel efficient Peterson whole tree pulpwood chipper
4. Blower trucks and trailers deliver soil, mulch, and soil mixes

Astec Australia Pty Ltd

Sumner Park, Queensland, Australia

In 2007 and through September 30, 2008, Q-Pave represented Astec Industries, Inc. Q-Pave in 2007 and 2008, combined with Astec Australia in the fourth quarter of 2008, supplied and installed a record number of asphalt plants and asphalt paving equipment in the Australian market. Predominantly selling Roadtec paving equipment and Astec asphalt plants with a Double Barrel® drum mixer, Astec Australia differentiates itself in the market place by providing extremely well integrated turnkey supply and construction projects and superior after-sales services. In 2008, asphalt plants were supplied, installed and commissioned at Redbank Plains Brisbane, Kapunda in Adelaide, and Yatala in Brisbane. The Yatala project has provided our customer with a first class facility with RAP and Warm Mix capabilities, and part of our turnkey offering involved the supply and installation of civil works and other major structures.

Tremendous interest has also been created during 2008 around the need for recycling. The market has responded with increased interest in the Astec Double Barrel Green™ System, RAP systems and RAP processors, and the business anticipates increased sales for these Astec innovations in 2009. With the Australian market becoming increasingly aware of the need to recycle, Astec Australia sold it's first Astec RAP Processor at the end of 2008, and plans to sell more in 2009.

Upon acquiring the Q-Pave assets at the end of 2008, the company has immediately implemented expansion plans for 2009. The plan will see Astec Australia diversify into the other products of Astec Industries, Inc. groups including the AggReCon Group and the Aggregate and Mining Group. Further expansion plans include broadening the after sales services to the existing product lines of Astec, Roadtec, Heatec, Carlson and Trencor.

Astec asphalt plants and paving equipment are now populated throughout Australia, and the number is significant. Future expansion plans will focus on increasing the business' network to ensure that the after sales service to the existing products maintains customer satisfaction and further creates the opportunity for future sales.

1



2


ROADTEC

3



1. Astec, Inc. relocatable hot mix asphalt plant
2. Roadtec Shuttle Buggy® material transfer vehicle
3. Astec Mobile Screen's ProSizer® mobile RAP screening plant

Representing

ASTEC HEATEC CEI ENTERPRISES ROADTEC
CARLSON TELSMITH OSBORN ASTEC MOBILE SCREENS
BTI BREAKER TECHNOLOGY, INC. KPI-JCI ASTEC COMPANIES TRENCOR

FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except as noted*)

	2008	2007	2006	2005	2004
Consolidated Income Statement Data					
Net sales	$973,700	$869,025	$710,607	$616,068	$504,554
Selling, general and administrative expenses	122,621	107,600	94,383	82,126	70,043
Gain on sale of real estate, net of real estate impairment charge[1]	--	--	--	6,531	--
Research and development	18,921	15,449	13,561	11,319	8,580
Income from operations	92,316	86,728	60,343	46,303	24,382
Interest expense	851	853	1,672	4,209	5,033
Other income (expense), net[2]	5,709	(202)	167	252	(19)
Income from continuing operations	63,128	56,797	39,588	28,094	12,483
Income from discontinued operations, net of tax[3]	--	--	--	--	1,164
Gain on disposal of discontinued operations, net of tax of $5,071[3]	--	--	--	--	5,406
Net income	63,128	56,797	39,588	28,094	19,053
Earnings per common share*					
Income from continuing operations:					
Basic	2.83	2.59	1.85	1.38	0.63
Diluted	2.80	2.53	1.81	1.34	0.62
Income from discontinued operations:					
Basic	--	--	--	--	0.33
Diluted	--	--	--	--	0.33
Net income:					
Basic	2.83	2.59	1.85	1.38	0.96
Diluted	2.80	2.53	1.81	1.34	0.95
Consolidated Balance Sheet Data					
Working capital	$251,263	$204,839	$178,148	$137,981	$106,489
Total assets	612,812	542,570	421,863	346,583	324,818
Total short-term debt	3,427	--	--	--	11,827
Long-term debt, less current maturities	--	--	--	--	25,857
Shareholders' equity	439,226	376,589	296,166	242,742	191,256
Book value per diluted common share at year-end*	19.45	16.78	13.51	11.57	9.52

[1] During 2005, the Company recognized a gain on the sale of its vacated Grapevine, Texas facility. In addition, the Company recognized an impairment charge on certain other real estate.

[2] During the fourth quarter of 2008, the Company sold certain equity securities for a pre-tax gain of $6,195,000.

[3] The Company sold substantially all of the assets and liabilities of Superior Industries of Morris, Inc. on June 30, 2004.

SUPPLEMENTARY FINANCIAL DATA
(in thousands, except as noted*)

Quarterly Financial Highlights (Unaudited)		**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
2008	Net sales	$263,072	$277,703	$237,443	$195,482
	Gross profit	66,220	66,289	58,803	42,546
	Net income	17,519	21,072	15,962	8,575
	Earnings per common share*				
	Net income:				
	Basic	0.79	0.95	0.72	0.38
	Diluted	0.78	0.93	0.71	0.38
2007	Net sales	$215,563	$226,414	$206,239	$220,810
	Gross profit	54,373	58,943	48,561	47,901
	Net income	15,334	18,505	11,574	11,384
	Earnings per common share*				
	Net income:				
	Basic	0.71	0.85	0.52	0.51
	Diluted	0.69	0.83	0.51	0.50

Common Stock Price*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008 High	$39.76	$42.38	$37.55	$33.99
2008 Low	25.51	31.16	19.40	17.00
2007 High	$40.90	$45.24	$59.36	$60.40
2007 Low	32.94	39.43	42.53	33.75

The Company's common stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market under the symbol ASTE. Prices shown are the high and low bid prices as announced by NASDAQ. The Company has never paid dividends on its common stock and does not intend to pay dividends on its common stock in the foreseeable future. As determined by the proxy search on the record date, the number of common shareholders is approximately 14,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding forward-looking statements, see "Forward-looking Statements" on page 44.

Overview

Astec Industries, Inc., ("the Company") is a leading manufacturer and marketer of road building equipment. The Company's businesses:

- design, engineer, manufacture and market equipment that is used in each phase of road building, from quarrying and crushing the aggregate to applying the asphalt;
- design, engineer, manufacture and market equipment and components unrelated to road construction, including trenching, auger boring, directional drilling, industrial heat transfer, wood chipping and grinding; and
- manufacture and sell replacement parts for equipment in each of its product lines.

The Company has 14 manufacturing companies, 13 of which fall within four reportable operating segments, which include the Asphalt Group, the Aggregate and Mining Group, the Mobile Asphalt Paving Group and the Underground Group. The business units in the Asphalt Group design, manufacture and market a complete line of asphalt plants and related components, heating and heat transfer processing equipment and storage tanks for the asphalt paving and other unrelated industries. In early 2009, the Company introduced a new line of concrete mixing plants. The business units in the Aggregate and Mining Group design, manufacture and market equipment for the aggregate, metallic mining and recycling industries. The business units in the Mobile Asphalt Paving Group design, manufacture and market asphalt pavers, material transfer vehicles, milling machines, stabilizers and screeds. The business units in the Underground Group design, manufacture and market a complete line of trenching equipment, directional drills and auger boring machines for the underground construction market as well as vertical drills for gas and oil field development. The Company also has one other category that contains the business units that do not meet the requirements for separate disclosure as an operating segment. The business units in the Other category include Peterson Pacific Corp. ("Peterson"), Astec Australia Pty Ltd., Astec Insurance Company and Astec Industries, Inc., the parent company.

The Company's financial performance is affected by a number of factors, including the cyclical nature and varying conditions of the markets it serves. Demand in these markets fluctuates in response to overall economic conditions and is particularly sensitive to the amount of public sector spending on infrastructure development, privately funded infrastructure development, changes in the price of crude oil (fuel costs and liquid asphalt) and changes in the price of steel.

In August 2005, President Bush signed into law the Safe, Accountable, Flexible and Efficient Transportation Equity Act - A Legacy for Users ("SAFETEA-LU"), which authorizes appropriation of $286.5 billion in guaranteed federal funding for road, highway and bridge construction, repair and improvement of the federal highways and other transit projects for federal fiscal years October 1, 2004 through September 30, 2009. The Company believes that the federal highway funding significantly influences the purchasing decisions of the Company's customers who are more comfortable making purchasing decisions with the legislation in place. The federal funding provides for approximately 25% of highway, street, roadway and parking construction funding in the United States. President Bush signed into law on September 30, 2008 a funding bill for the 2009 fiscal year, which fully funds the highway program at $41.2 billion.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009. The measure includes approximately $27.5 billion for highway and bridge construction activities. These funds are in addition to the expected $41.2 billion investment related to the federal highway program for fiscal year 2009. The measure requires the funding to be apportioned to the states within 21 days of the bill's enactment. Half of the funds must be obligated by the states within 120 days with the remaining portion required to be under contract one year after the bill's enactment. The bill also proposes a continuation of the 50% bonus tax depreciation for 2009 and an increase of the Section 179 deduction to $250,000.

The Canadian government has approved spending $9.5 billion on road, bridge, public transit, water and other infrastructure over the next two years. The list of approximately 2,200 "shovel-ready" projects, derived from a survey of federation members, range from simple rehabilitation to major new construction.

The Company believes the spending programs will have a positive impact on its financial performance; however, the magnitude of that impact cannot be determined.

The public sector spending described above is needed to fund road, bridge and mass transit improvements. The Company believes that increased funding is unquestionably needed to restore the nation's highways to a quality level required for safety, fuel efficiency and mitigation of congestion. In the Company's opinion, amounts needed for such improvements are significantly above amounts approved, and funding mechanisms such as the federal usage fee per gallon of gasoline, which has not been increased in 15 years, would need to be increased along with other measures to generate the funds needed.

In addition to public sector funding, the economies in the markets the Company serves, the price of oil and its impact on customers' purchase decisions and the price of steel may each affect the Company's financial performance. Economic downturns, like the one experienced from 2001 through 2003, generally result in decreased purchasing by the Company's customers, which, in turn, causes reductions in sales and increased pricing pressure on the Company's products. Rising interest rates typically have the effect of negatively impacting customers' attitudes toward purchasing equipment. Although the Federal Reserve has recently made significant reductions to interest rates in response to the current economic downturn, the Company expects only slight changes, if any, in interest rates in 2009 and does not expect such changes to have a material impact on the financial results of the Company.

Significant portions of the Company's revenues relate to the sale of equipment involved in the production, handling and installation of asphalt mix. A major component of asphalt is oil. An increase in the price of oil increases the cost of providing asphalt, which could likely decrease demand for asphalt, and therefore, decrease demand for certain Company products. While increasing oil prices may have an impact on the Company's customers, the Company's equipment can use a significant amount of recycled asphalt pavement, thereby mitigating the cost of asphalt for the customer. The Company continues to develop products and initiatives to reduce the amount of oil and related products required to produce asphalt mix. Oil price volatility makes it difficult to predict the costs of oil-based products used in road construction such as liquid asphalt and gasoline. The Company's customers appear to be adapting their prices in response to the fluctuating oil prices and the fluctuations did not appear to significantly impair equipment purchases in 2008. The Company expects oil prices to continue to fluctuate in 2009 but does not foresee the fluctuation to have a significant impact on customers' buying decisions.

Steel is a major component in the Company's equipment. Steel prices retracted somewhat during 2005 and 2006 from record highs during 2004 but returned to historically high levels during 2008. Steel prices increased significantly during the first eight months of 2008, and the Company increased sales prices during the first half of 2008 to offset these rising steel costs. Late in the third quarter of 2008, steel prices began to retreat from their 2008 highs. Steel pricing declined sharply in the fourth quarter of 2008. We expect fourth quarter pricing to continue through the first quarter of 2009 and pricing levels throughout 2009 to remain well below the peak levels reached in the third quarter of 2008. However, moderate increases are possible during 2009 due to reduced mill output and reductions in automotive and appliance output which reduce the amount of high-quality scrap, a prime input factor for steel pricing. In addition, spending under the American Recovery and Reinvestment Act of 2009 may impact steel prices by slowing the price retraction or even causing steel prices to rise. Although the Company would institute price increases in response to rising steel and component prices, if the Company is not able to raise the prices of its products enough to cover increased costs, the Company's financial results will be negatively affected. If the Company sees increases in upcoming steel prices, it will take advantage of buying opportunities to offset such future pricing where possible.

In addition to the factors stated above, many of the Company's markets are highly competitive, and its products compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. During most of 2008, the reduced value of the dollar relative to many foreign currencies and the positive economic conditions in certain foreign economies had a positive impact on the Company's international sales. During the latter months of 2008, the dollar began to strengthen as the current economic recession began to have an impact around the world.

In the United States and internationally, the Company's equipment is marketed directly to customers as well as through dealers. During 2008, approximately 75% to 80% of equipment sold by the Company was sold directly to the end user.

The Company is operated on a decentralized basis and there is a complete management team for each operating subsidiary. Finance, insurance, legal, shareholder relations, corporate accounting and other corporate matters are primarily handled at the corporate level (i.e. Astec Industries, Inc., the parent company). The engineering, design, sales, manufacturing and basic accounting functions are all handled at each individual subsidiary. Standard accounting procedures are prescribed and followed in all reporting.

The non-union employees of each subsidiary have the opportunity to earn profit sharing distributions in the aggregate up to 10% of the subsidiary's after-tax profit if such subsidiary meets established goals. These goals are based on the subsidiary's return on capital employed, cash flow on capital employed and safety. The profit sharing distributions for subsidiary presidents are paid from a separate corporate pool.

Results of Operations; 2008 vs. 2007

The Company generated net income for 2008 of $63,128,000, or $2.80 per diluted share, compared to net income of $56,797,000, or $2.53 per diluted share, in 2007. The weighted average number of diluted common shares outstanding at December 31, 2008 was 22,585,775 compared to 22,444,866 at December 31, 2007.

Net sales for 2008 were $973,700,000, an increase of $104,675,000, or 12.0%, compared to net sales of $869,025,000 in 2007. The increase in net sales in 2008 occurred in both domestic and international sales and was primarily due to the continued weakness of the dollar against foreign currencies and strong economic conditions internationally during most of 2008.

In 2008, international sales increased $74,377,000, or 26.7%, to $352,713,000 compared to international sales of $278,336,000 in 2007. International sales increased the most in Asia, followed by Canada, Africa, South America and Central America. These increases are due primarily to continued weakness of the dollar against these currencies and strong local economic conditions in these geographic areas during most of 2008.

In 2008, domestic sales increased $30,297,000 or 5.1%, to $620,987,000 compared to domestic sales of $590,690,000 in 2007. Domestic sales are primarily generated from equipment purchases made by customers for use in construction for privately funded infrastructure development and public sector spending on infrastructure development.

Parts sales were $204,912,000 in 2008 compared to $186,146,000 in 2007 for an increase of 10.1%. The increase of $18,766,000 was generated mainly by the Underground Group and the Asphalt Group. The increase was primarily due to strong economic conditions both domestically and abroad, increased parts marketing efforts and growth in the active machine population.

Gross profit increased from $209,778,000 in 2007 to $233,858,000 in 2008. The gross profit as a percentage of net sales decreased 10 basis points from 24.1% in 2007 to 24.0% in 2008. The primary factor that caused this decrease in gross profit as a percentage of net sales was an increase in overhead of $5,520,000 in 2008 as compared to 2007. The increase in overhead is due primarily to manufacturing process improvement projects, as well as the impact of slowing economic activity during the second half of the year resulting in lower absorption of overhead. As these improvement projects occurred, the flow of production was disrupted and certain production resources were used to complete the projects, thus creating inefficiencies which resulted in excess production costs. Steel and component cost increases were offset by sales price increases, redesign of the product, and improvements in the manufacturing process.

In 2008, selling, general and administrative ("SG&A") expenses increased $15,021,000 or 14.0% to $122,621,000, or 12.6% of 2008 net sales from $107,600,000 or 12.4% of net sales in 2007. The increase in SG&A in 2008 compared to 2007 was primarily due to increases in personnel related expenses of $7,790,000, sales commissions of $1,424,000, and health insurance of $2,911,000. In addition, ConExpo costs of $3,594,000 were expensed in 2008.

Research and development expenses increased by $3,472,000, or 22.5%, from $15,449,000 in 2007 to $18,921,000 in 2008. The increase is related to the development of new products and improvement of current products.

Interest expense for 2008 remained flat at $851,000 from $853,000 in 2007. This equates to 0.1% of net sales in both 2008 and 2007.

Interest income decreased $1,845,000, or 67.5%, to $888,000 in 2008 from $2,733,000 in 2007. The decrease is primarily due to a reduction in cash available for investment due to business acquisitions in 2008.

Other income (expense), net was income of $5,709,000 in 2008 compared to expense of $202,000 in 2007. The net change in other income from 2007 to 2008 was due primarily to gains on the sale of investments.

For 2008, the Company had an overall income tax expense of $34,767,000, or 35.5% of pre-tax income compared to the 2007 tax expense of $31,398,000, or 35.5% of pre-tax income.

Earnings per share for 2008 were $2.80 per diluted share compared to $2.53 per diluted share for 2007, a 10.7% increase.

The backlog at December 31, 2008 was $193,316,000 compared to $280,923,000, including the backlogs of Dillman and Astec Australia, at December 31, 2007, a 31.2% decrease. The international backlog at December 31, 2008 was $87,693,000 compared to $88,842,000 at December 31, 2007, a decrease of $1,149,000 or 1.3%. The domestic backlog at December 31, 2008 was $105,623,000 compared to $192,081,000 at December 31, 2007, a decrease of $86,458,000 or 45.0%. The backlog decreased $47,691,000 in the Aggregate and Mining Group, followed by a decrease of $27,135,000 in the Asphalt Group. The Company is unable to determine whether this backlog effect was experienced by the industry as a whole; however, the Company believes the decreased backlog reflects the current economic conditions the industry is experiencing.

Asphalt Group: During 2008, this segment had sales of $257,336,000 compared to $240,229,000 for 2007, an increase of $17,107,000, or 7.1%. Asphalt Group sales increased both domestically and internationally. International sales increased primarily in Canada and Central America. Segment profits for 2008 were $40,765,000 compared to $37,707,000 for 2007, an increase of $3,058,000, or 8.1%. The focus on product improvement and cost reduction through the Company's focus group initiative as well as price increases and increased international sales impacted gross profits and segment income during 2008.

Aggregate and Mining Group: During 2008, sales for this segment increased $12,167,000, or 3.6%, to $350,350,000 compared to $338,183,000 for 2007. The primary increase in sales was attributable to increased international sales in Asia, Africa and South America. Domestic sales for the Aggregate and Mining Group were down 12.3% compared to 2007. Segment profits for 2008 decreased $1,860,000, or 4.8%, to $37,032,000 from $38,892,000 for 2007. The primary reasons for the decrease in segment profits was ConExpo expenses of $1,578,000 in 2008 and weakening sales volume and gross profit in the fourth quarter of 2008.

Mobile Asphalt Paving Group: During 2008, sales for this segment increased $4,203,000, or 2.9%, to $150,692,000 from $146,489,000 in 2007. The increase in sales in 2008 compared to 2007 was attributable to international sales. International sales increased in Europe, Canada and South America. Domestic sales decreased slightly year over year. Segment profits for 2008 decreased $2,798,000, or 15.6%, to $15,087,000 from $17,885,000 for 2007. The decrease in segment profits was primarily due to increased research and development costs, ConExpo expenses of $665,000 in 2008 and weakening sales volume and gross profit in the fourth quarter of 2008.

Underground Group: During 2008, sales for this segment increased $20,774,000, or 18.2%, to $135,152,000 from $114,378,000 for 2007. International sales for this group increased in South America, Africa, China, Japan and Korea. Segment profits for 2008 increased $5,163,000 from $7,348,000 in 2007 to $12,511,000 in 2008. The sales and profit increase is primarily due to market acceptance of new products.

Other: During 2008, sales for this segment increased $50,424,000, or 169.5%, to $80,170,000 from $29,746,000 in 2007. $42,337,000 of this increase is due to the acquisitions of Peterson and Astec Australia.

Results of Operations; 2007 vs. 2006

The Company generated net income for 2007 of $56,797,000, or $2.53 per diluted share, compared to net income of $39,588,000, or $1.81 per diluted share, in 2006. The weighted average number of diluted common shares outstanding at December 31, 2007 was 22,444,866 compared to 21,917,123 at December 31, 2006.

Net sales for 2007 were $869,025,000, an increase of $158,418,000, or 22.3%, compared to net sales of $710,607,000 in 2006. The increase in net sales in 2007 occurred in both domestic and international sales and was primarily due to the continued weakness of the dollar against foreign currencies and strong economic conditions internationally and domestically.

In 2007, international sales increased $86,185,000, or 44.9%, to $278,336,000 compared to international sales of $192,151,000 in 2006. International sales increased the most in Australia, followed by Canada and South America. These increases are due primarily to continued weakness of the dollar against these currencies and improving local economic conditions in these geographic areas.

In 2007, domestic sales increased $72,234,000 or 13.9%, to $590,690,000 compared to domestic sales of $518,456,000 in 2006. Domestic sales are primarily generated from equipment purchases made by customers for use in construction for privately funded infrastructure development and public sector spending on infrastructure development.

Parts sales were $186,146,000 in 2007 compared to $165,487,000 in 2006 for an increase of 12.5%. The increase of $20,659,000 was generated mainly by the Underground Group and the Aggregate and Mining Group. The increase was primarily due to improving economic conditions both domestically and abroad and increased parts marketing efforts.

Gross profit increased from $168,287,000 in 2006 to $209,778,000 in 2007. As a result, the gross profit as a percentage of net sales increased 40 basis points from 23.7% in 2006 to 24.1% in 2007. The primary factors that caused this increase in gross profit were increased international sales, increased parts sales, price increases and the impact of the Company's cost and design initiative programs. These improvements in gross profit were offset by an increase in overhead of $3,214,000 in 2007 as compared to 2006. The increase in overhead is due primarily to the facility expansion projects at certain subsidiaries. As these improvement projects occurred, the flow of production was disrupted and certain production resources were used to complete the projects, thus creating inefficiencies which resulted in excess production costs.

In 2007 selling, general and administrative ("SG&A") expenses increased $13,217,000 or 14.0% to $107,600,000, or 12.4% of 2007 net sales from $94,383,000 or 13.3% of net sales in 2006. The increase in SG&A in 2007 compared to 2006 was primarily due to increases in personnel related expenses of $4,462,000, profit sharing expense of $1,842,000, sales commissions of $1,745,000, travel, lodging and meals expense of $1,780,000 and depreciation of $814,000. Each of these expenses increased in anticipation of or as a result of increased sales volumes.

Research and development expenses increased by $1,888,000, or 13.9%, from $13,561,000 in 2006 to $15,449,000 in 2007. The increase is related to the development of new products and improvement of current products.

Interest expense for 2007 decreased by $819,000, or 49.0%, to $853,000 from $1,672,000 in 2006. This equates to 0.1% of net sales in 2007 compared to 0.2% of net sales for 2006. During April 2007 the Company entered into a new credit agreement which reduced the interest charged related to the revolving credit line and letters of credit.

Interest income increased $1,264,000, or 86.0%, to $2,733,000 in 2007 from $1,469,000 in 2006. The increase is primarily due to a higher investment of excess cash in 2007 compared to 2006.

Other income (expense), net was an expense of $202,000 in 2007 compared to income of $167,000 in 2006. The net change in other income from 2006 to 2007 was due primarily to an increase in losses on foreign currency transactions.

For 2007, the Company had an overall income tax expense of $31,398,000, or 35.5% of pre-tax income compared to the 2006 tax expense of $20,638,000, or 34.2% of pre-tax income. The primary reason for the increase in the effective tax rate in 2007 compared to 2006 is the repeal of the Extra-Territorial Income Exclusion for 2007.

Earnings per share for 2007 were $2.53 per diluted share compared to $1.81 per diluted share for 2006, resulting in a 39.8% increase.

The backlog at December 31, 2007 was $272,422,000 compared to $246,240,000, including Peterson, at December 31, 2006, a 10.6% increase. The backlog increased $13,804,000 in the Asphalt Group, followed by increases of $3,661,000 in the Aggregate and Mining Group, and $3,638,000 in the Underground Group. The Company is unable to determine whether this backlog effect was experienced by the industry as a whole. The Company believes the increased backlog reflects increased international sales demand relating to the weak dollar and strong foreign economies along with the impact of federal funding under SAFETEA-LU.

Asphalt Group: During 2007, this segment had sales of $240,229,000 compared to $186,657,000 for 2006, an increase of $53,572,000, or 28.7%. Asphalt Group sales increased both domestically and internationally. The international sales increased primarily in Australia and South America. Segment profits for 2007 were $37,707,000 compared to $24,387,000 for 2006, an increase of $13,320,000, or 54.6%. The focus on product improvement and cost reduction through the Company's focus group initiative as well as price increases and increased international sales impacted gross profits and segment income during 2007.

Aggregate and Mining Group: During 2007, sales for this segment increased $48,712,000, or 16.8%, to $338,183,000 compared to $289,471,000 for 2006. The primary increase in sales was attributable to increased international sales. Domestic sales for the Aggregate and Mining Group were flat compared to 2006. International sales increased primarily in Canada, South America and the Middle East. Segment profits for 2007 increased $5,629,000, or 16.9%, to $38,892,000 from $33,263,000 for 2006. Profits improved due to increased international sales and increased parts sales.

Mobile Asphalt Paving Group: During 2007, sales for this segment increased $17,104,000, or 13.2%, to $146,489,000 from $129,385,000 in 2006. The increase in sales in 2007 compared to 2006 was almost evenly split between international and domestic sales. International sales improved in Australia, Southeast Asia, Europe and South America. Segment profits for 2007 increased $3,517,000, or 24.5%, to $17,885,000 from $14,368,000 for 2006. Segment profits were positively impacted by both improved machine sales volume and parts sales volume.

Underground Group: During 2007, sales for this segment increased $9,284,000, or 8.8%, to $114,378,000 from $105,094,000 for 2006. This increase is due primarily to increased sales of large trenchers, directional drills and auger boring machines. International sales for this group increased slightly compared to 2006. Segment profits for 2007 increased $2,482,000 from $4,866,000 in 2006 to $7,348,000 in 2007.

Other: The sales of $29,746,000 in this segment in 2007 were generated by Peterson Pacific Corp. which was acquired on July 1, 2007. There were no sales in this segment in 2006.

Liquidity and Capital Resources

The Company's primary sources of liquidity and capital resources are its cash on hand, investments, borrowing capacity under a $100 million revolving credit facility and cash flows from operations. Cash available for operating purposes was $9,674,000 at December 31, 2008. The Company had $3,129,000 of borrowings under its credit facility with Wachovia Bank, National Association ("Wachovia") at December 31, 2008. Net of letters of credit of $10,734,000, the Company had borrowing availability of $86,137,000 on its credit facility at December 31, 2008.

During April 2007, the Company entered into an unsecured credit agreement with Wachovia whereby Wachovia has extended to the Company an unsecured line of credit of up to $100,000,000 including a sub-limit for letters of credit of up to $15,000,000. The Wachovia credit agreement replaced the previous $87,500,000 secured credit facility the Company had in place with General Electric Capital Corporation and General Electric Capital-Canada.

The Wachovia credit facility has an original term of three years (which is subject to further extensions as provided therein). Early in 2009, the Company exercised its right to extend the credit facility's term one additional year. An additional one year extension is available. The interest rate for borrowings is a function of the Adjusted LIBOR Rate or Adjusted LIBOR Market Index Rate, as defined, as elected by the Company, plus a margin based upon a leverage ratio pricing grid ranging between 0.5% and 1.5%. As of December 31, 2008, the applicable margin based upon the leverage ratio pricing grid was equal to 0.5%. The unused facility fee is 0.125%. The interest rate at December 31, 2008 was 0.94%. The Wachovia credit facility requires no principal amortization and interest only payments are due, in the case of loans bearing interest at the Adjusted LIBOR Market Index Rate, monthly in arrears and, in the case of loans bearing interest at the Adjusted LIBOR Rate, at the end of the applicable interest period. The Wachovia credit agreement contains certain financial covenants including a minimum fixed charge coverage ratio, minimum tangible net worth and maximum allowed capital expenditures. The borrowings are classified as current liabilities as the Company plans to repay the debt within the next 12 months.

The Company was in compliance with the covenants under its credit facility as of December 31, 2008.

The Company's South African subsidiary, Osborn Engineered Products SA (Pty) Ltd., (Osborn) has available a credit facility of approximately $5,978,000 (ZAR 50,000,000) to finance short-term working capital needs, as well as to cover the short-term establishment of letter of credit performance guarantees. As of December 31, 2008, Osborn had $298,000 outstanding borrowings under the credit facility at 15% interest, and approximately $1,854,000 in performance bonds which were guaranteed under the facility. The facility is secured by Osborn's buildings and improvements, accounts receivable and cash balances and a $2,000,000 letter of credit issued by the parent Company. The portion of the available facility not secured by the $2,000,000 letter of credit fluctuates monthly based upon seventy-five percent (75%) of Osborn's accounts receivable and total cash balances at the end of the prior month as well as buildings and improvements of $1,983,000. As of December 31, 2008, Osborn had available credit under the facility of approximately $3,826,000. The facility expires on July 30, 2009 and the Company plans to renew the facility prior to expiration. There is no unused facility fee.

Net cash provided by operating activities for the year ended December 31, 2008 was $10,038,000 compared to $45,744,000 for the year ended December 31, 2007. The decrease in cash provided by operating activities is primarily due to an increase in cash used for inventory of $28,195,000, an increase in cash used to reduce other accrued liabilities of $10,588,000, a decrease in customer deposits of $14,511,000, increases in cash used for income taxes payable of $8,175,000 and cash used to pay down accounts payable of $10,733,000. These uses of cash were offset by increased earnings of $6,331,000, cash provided by accounts receivable of $21,771,000 and increases in the provision for warranty of $5,820,000.

Cash flows used by investing activities for the year ended December 31, 2008 were $41,438,000 compared to $68,261,000 for the year ended December 31, 2007. During 2008, the Company purchased Dillman Equipment, Inc. and Double L Investments, Inc. using net cash of $16,493,000. In addition, the Company purchased Q-Pave Pty Ltd assets using $1,797,000 of cash and increased expenditures for property and equipment of $1,481,000 in 2008 over 2007. These current year uses of cash were offset by cash proceeds of $16,500,000 from the sale of investments compared to $10,305,000 used to purchase investments in 2007. Investing cash flows were impacted in 2007 by the purchase of Peterson Pacific Corp. for net cash of $19,656,000.

Cash provided by financing activities was $7,624,000 in 2008 compared to $11,935,000 in 2007. Financing cash flows were primarily impacted by a reduction of $12,175,000 in cash provided by stock options exercised and the related tax benefits in 2008 compared to 2007, partially offset by a reduction in the cash used to pay off debt assumed in business acquisitions of $6,588,000. In addition, net borrowings increased $3,427,000 in 2008.

Capital expenditures in 2009 are budgeted to be approximately $30,473,000. The Company expects to finance these expenditures using cash currently available, the available capacity under the Company's revolving credit facility and internally generated funds. Capital expenditures for 2008 were $39,932,000 compared to $38,451,000 in 2007.

The Company believes that its current working capital, cash flows generated from future operations and available capacity remaining under its credit facility will be sufficient to meet the Company's working capital and capital expenditure requirements through December 31, 2009.

Financial Condition

The Company's current assets increased from $348,732,000 at December 31, 2007 to $395,099,000 at December 31, 2008, an increase of $46,367,000, or 13.3%. The increase is primarily attributable to a $74,999,000 increase in inventory. This increase was offset by decreases in cash of $24,963,000 and trade receivables of $12,568,000. The increase in inventory is due primarily to increased levels of finished goods and raw materials acquired in the acquisitions of Dillman Equipment, Inc. and Astec Australia Pty Ltd. as well as inventory purchased to meet the Company's increased demand during 2008 and weakened sales in the fourth quarter of 2008. The increase in inventory resulted in the Company's inventory turn ratio decreasing from 3.45 at December 31, 2007 to 2.91 at December 31, 2008. The decrease in cash is primarily due to the acquisitions mentioned above. The decrease in receivables is primarily due to the decrease in the Company's sales volume during the fourth quarter of 2008.

Property and Equipment, net, increased $27,602,000 from $141,528,000 at December 31, 2007 to $169,130,000 at December 31, 2008. The increase is primarily a result of capital expenditures for fixed assets of $39,932,000 and additions due to business acquisitions of $6,621,000, offset by current year depreciation of $16,657,000.

The long-term portion of the Company's investments decreased by $8,617,000 from $18,529,000 at December 31, 2007 to $9,912,000 at December 31, 2008. This decrease is primarily attributed to the sale of certain investments during the fourth quarter of 2008 for a pre-tax gain of $6,195,000, which is included in other income.

Market Risk and Risk Management Policies

The Company is exposed to changes in interest rates, primarily from its revolving credit agreements. At December 31, 2008 and 2007, the Company did not have interest rate derivatives in place. A hypothetical 100 basis point adverse move (increase) in interest rates would not have materially affected interest expense for the year ended December 31, 2008, since there were only minimal amounts outstanding on the revolving credit agreements during most of the year.

The Company is subject to foreign exchange risk at its foreign operations. Foreign operations represent 9.9% of total assets at December 31, 2008 and 2007 and 7.6% and 7.4% of total revenue for the years ended December 31, 2008 and 2007, respectively. Each period the balance sheets and related results of operations are translated from their functional foreign currency into U.S. dollars for reporting purposes. As the dollar strengthens against those foreign currencies, the foreign denominated net assets and operating results become less valuable in the Company's reporting currency. When the dollar weakens against those currencies the foreign denominated net assets and operating results become more valuable in the Company's reporting currency. At each reporting date, the fluctuation in the value of the net assets and operating results due to foreign exchange rate changes is recorded as an adjustment to other comprehensive income in shareholders' equity.

From time to time the Company's foreign subsidiaries enter into transactions not denominated in their functional currency. In these situations, the Company evaluates the need to hedge those transactions against foreign currency rate fluctuations. Where the Company determines a need to hedge a transaction, the subsidiary enters into a foreign currency hedge. The Company does not apply hedge accounting to these contracts and, therefore, recognizes the fair value of these contracts in the consolidated balance sheet and the change in the fair value of the contracts in current earnings.

Due to the limited exposure to foreign exchange rate risk, a 10% fluctuation in the foreign exchange rates at December 31, 2008 or 2007 would not have a material impact on the Company's consolidated financial statements.

Aggregate Contractual Obligations

The following table discloses aggregate information about the Company's contractual obligations and the period in which payments are due as of December 31, 2008:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**More Than 5 Years**
Operating lease obligations	$ 3,079,000	$ 1,460,000	$ 1,559,000	$ 44,000	$ 16,000
Inventory purchase obligations	1,957,000	1,901,000	56,000	--	--
Debt obligations	3,427,000	298,000	3,129,000	--	--
Total	$ 8,463,000	$ 3,659,000	$ 4,744,000	$ 44,000	$ 16,000

The table excludes our liability for unrecognized tax benefits, which totaled $939,000 at December 31, 2008 since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

Although the Company's borrowings under its Wachovia credit line are classified as current at December 31, 2008 because the Company intends to repay the amounts within twelve months, the amounts are not contractually due until the expiration of the credit agreement in May 2011 and, therefore, are shown in the above schedule as due in 1 to 3 years.

In 2008, the Company made contributions of approximately $562,000 to its pension plan and $313,000 to its post-retirement benefit plans, for a total of $875,000, compared to $1,060,000 in 2007. The Company estimates that it will contribute a total of approximately $248,000 to the pension and post-retirement plans during 2009. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations.

Contingencies

Management has reviewed all claims and lawsuits and, upon the advice of counsel, has made adequate provision for any losses that can be reasonably estimated. However, the Company is unable to predict the ultimate outcome of the outstanding claims and lawsuits.

Certain customers have financed purchases of the Company's products through arrangements in which the Company is contingently liable for customer debt and residual value guarantees aggregating $241,000 and $776,000 at December 31, 2008 and 2007, respectively. These obligations have average remaining terms of two years. There are no recorded liabilities related to these guarantees.

The Company is contingently liable under letters of credit of approximately $10,734,000, primarily for performance guarantees to customers or insurance carriers.

Off-balance Sheet Arrangements

As of December 31, 2008 the Company does not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

Environmental Matters

The Company has received notice that Johnson Crushers International, Inc. is subject to an enforcement action brought by the U.S. Environmental Protection Agency and the Oregon Department of Environmental Quality related to an alleged failure to comply with federal and state air permitting regulations. Each agency is expected to seek sanctions that will include monetary penalties. No penalty has yet been proposed. The Company believes that it has cured the alleged violations and is cooperating fully with the regulatory agencies. At this stage of the investigations, the Company is unable to predict the outcome and the amount of any such sanctions.

The Company has also received notice from the Environmental Protection Agency that it may be responsible for a portion of the costs incurred in connection with an environmental cleanup in Illinois. The discharge of hazardous materials and associated cleanup relate to activities occurring prior to the Company's acquisition of Barber-Greene in 1986. The Company believes that over 300 other parties have received similar notice. At this time, the Company cannot predict whether the EPA will seek to hold the Company liable for a portion of the cleanup costs or the amount of any such liability.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates and judgments that affect the amounts as reported in the consolidated financial statements. Accounting policies that are critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation: Inventories are valued at the lower of cost or market. The most significant component of the Company's inventories is steel. Open market prices, which are subject to volatility, determine the cost of steel for the Company. During periods when open market prices decline, the Company may need to provide an allowance to reduce the carrying value of the inventory. In addition, certain items in inventory become obsolete over time, and the Company establishes an allowance to reduce the carrying value of these items to their net realizable value. The amounts in these inventory allowances are determined by the Company based on estimates, assumptions and judgments made from the information available at that time. Historically, inventory reserves have been sufficient to provide for proper valuation of the Company's inventory. The Company does not believe it is reasonably likely that the inventory allowances will materially change in the near future.

Self-Insurance Reserves: The Company is insuring the retention portion of workers compensation claims and general liability claims by way of a captive insurance company, Astec Insurance Company ("Astec Insurance" or "the captive"). The objectives of Astec Insurance are to improve control over and reduce retained loss costs; to improve focus on risk reduction with development of a program structure which rewards proactive loss control; and to ensure active management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1 million per occurrence and $2.5 million per year in the aggregate. The Company carries general liability, excess liability and umbrella policies for claims in excess of those covered by the captive.

For workers compensation claims, the captive is liable for the first $350,000 per occurrence and $4.0 million per year in the aggregate. The Company utilizes a third-party administrator for workers compensation claims administration and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are consolidated into the financial statements of the Company. The short-term and long-term reserves for claims and potential claims related to general liability and workers compensation under the captive are included in Accrued Loss Reserves and Other Long-Term Liabilities, respectively, in the consolidated balance sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

At all but one of the Company's domestic manufacturing subsidiaries, the Company is self-insured for health and prescription claims under its Group Health Insurance Plan. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health and prescription plans which is included in accrued loss reserves on the Company's consolidated balance sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically the reserves have been sufficient to provide for claims payments. Changes in actual claims experience, or payment patterns, could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

The remaining U.S. subsidiary is covered under a fully insured group health plan. Employees of the Company's foreign subsidiaries are insured under health plans in accordance with their local governmental requirements. No reserves are necessary for these fully insured health plans.

Product Warranty Reserve: The Company accrues for the estimated cost of product warranties at the time revenue is recognized. We evaluate our warranty obligations by product line or model based on historical warranty claims experience. For machines, our standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to one year or up to a specified number of hours of operation. For parts from our component suppliers, we rely on the original manufacturer's warranty that accompanies those parts and make no additional provision for warranty claims. Generally, our fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, our policy is to replace fabricated parts at no additional charge.

We engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. Our estimated warranty obligation is based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from our estimates, revisions to the estimated warranty liability would be required. The Company does not believe it is reasonably likely that the warranty reserve will materially change in the near future.

Pension and Post-retirement Benefits: The determination of obligations and expenses under the Company's pension and post-retirement benefit plans is dependent on the selection of certain assumptions used by the Company's independent actuaries in calculating such amounts. Those assumptions are described in Note 11 to the consolidated financial statements and include among others, the discount rate, expected return on plan assets and the expected rates of increase in health care costs. In accordance with accounting principles generally accepted in the United States, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense in such periods. The Company has determined that a 1% change in either the discount rate or the rate of return on plan assets would not have a material effect on the financial condition or operating performance of the Company.

Revenue Recognition: Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price with specified delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's plants under short-term contracts for a specific customer project or equipment designed to meet a customer's specific requirements. Certain contracts include terms and conditions through which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company's plant at the customer's request. In accordance with Staff Accounting Bulletin 104, revenue is recorded on such contracts upon the customer's assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer's business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company's inventory.

The Company has certain sales accounted for as multiple-element arrangements, whereby related revenue on each product is recognized when it is shipped, and the related service revenue is recognized when the service is performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"), we classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization, and (3) goodwill. We test intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. We record an impairment charge when the carrying value of the definite lived intangible asset is not recoverable by the cash flows generated from the use of the asset.

Intangible assets with indefinite lives and goodwill are not amortized. We test these intangible assets and goodwill for impairment at least annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. We perform our impairment tests of goodwill at our reporting unit level. The Company's reporting units are defined as its subsidiaries because each is a legal entity that is managed separately and manufactures and distributes distinct product lines. Such impairment tests for goodwill include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. We use a variety of methodologies in conducting these impairment tests, including discounted cash flow analyses and market analyses. When the fair value is less than the carrying value of the intangible assets or the reporting unit, we record an impairment charge to reduce the carrying value of the assets to fair value.

We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives, ranging from 3 to 15 years.

Income Taxes: Income taxes are based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company periodically assesses the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized. The major circumstance that affects the Company's valuation allowance is each subsidiary's ability to utilize any available state net operating loss carryforwards. If the subsidiaries that generated the loss carryforwards generate higher than expected future income, the valuation allowance will decrease. If these subsidiaries generate future losses, the valuation allowance may increase.

In accordance with FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement 109, Accounting for Income Taxes", ("FIN 48"), the Company evaluates each of its tax positions to determine whether it is more likely than not that the tax position will be sustained upon examination, based upon the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit recognized in the consolidated statements of operations and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold, a tax reserve is established and no benefit is recognized. While it is often difficult to predict final outcome or timing of resolution of any particular tax matter, the Company believes its reserve for uncertain tax positions is properly recorded pursuant to the recognition and measurement provisions of FIN 48.

Stock-based Compensation: The Company currently has two types of stock-based compensation plans in effect for its employees and directors. The Company's stock option plans have been in effect for a number of years and its stock incentive plan was put in place during 2006. These plans are more fully described in Note 14 to the consolidated financial statements. Restricted stock units ("RSU's") awarded under the Company's stock incentive plan are granted shortly after the end of each year and are based upon the performance of the Company and its individual subsidiaries. RSU's can be earned for performance in each of the years from 2006 through 2010 with additional RSU's available based upon cumulative five-year performance. The Company estimates the number of shares that will be granted for the most recent fiscal year and the five-year cumulative performance based on actual and expected future operating results. The compensation expense for RSU's expected to be granted for the most recent fiscal year and the cumulative five-year based awards is calculated using the fair value of the Company stock at each period end and is adjusted to the fair value as of each future period end until granted. Generally, each award will vest at the end of five years from the date of grant, or at a time the recipient retires after reaching age 65, if earlier. Estimated forfeitures are based upon the expected turnover rates of the employees receiving awards under the plan. The fair value of stock options is estimated using the Black-Scholes method.

Fair Value: For cash and cash equivalents, trade receivables, other receivables, revolving credit loans, accounts payable, customer deposits and accrued liabilities, the carrying amount approximates the fair value because of the short-term nature of those instruments. Investments are carried at their fair value based on quoted market prices for identical or similar assets or, where no quoted prices exist, other observable inputs for the asset. All of the investments held by the Company at December 31, 2008 and 2007 are classified as Level 1 or Level 2 under the SFAS 157 hierarchy.

Recent Accounting Pronouncements

See Recent Accounting Pronouncements in Note 1 to the Consolidated Financial Statements.

Forward-Looking Statements

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements contained anywhere in this Annual Report that are not limited to historical information are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding:

- execution of the Company's growth and operation strategy;
- compliance with covenants in the Company's credit facilities;
- liquidity and capital expenditures;
- sufficiency of working capital, cash flows and available capacity under the Company's credit facilities;
- government funding and growth of highway construction and commercial projects;
- taxes or usage fees;
- financing plans;
- industry trends;
- pricing and availability of oil;
- pricing and availability of steel;
- pricing of scrap metal;
- condition of the economy;
- the success of new product lines;
- plans for technological innovation;
- ability to secure adequate or timely replacement of financing to repay our lenders;
- compliance with government regulations;
- compliance with manufacturing or delivery timetables;
- forecasting of results;
- general economic trends and political uncertainty;
- integration of acquisitions;
- presence in the international marketplace;
- suitability of our current facilities;
- future payment of dividends;
- competition in our business segments;
- product liability and other claims;
- protection of proprietary technology;
- future fillings of backlogs;
- employees;
- tax assets;
- the impact of account changes;
- the effect of increased international sales on our backlog;
- critical account policies;
- ability to satisfy contingencies;
- contributions to retirement plans;
- supply of raw materials; and
- inventory.

These forward-looking statements are based largely on management's expectations, which are subject to a number of known and unknown risks, uncertainties and other factors discussed in this report and in documents filed by the Company with the Securities and Exchange Commission, which may cause actual results, financial or otherwise, to be materially different from those anticipated, expressed or implied by the forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements to reflect future events or circumstances. You can identify these statements by forward-looking words such as "expect", "believe", "goal", "plan", "intend", "estimate", "may", "will" and similar expressions.

In addition to the risks and uncertainties identified elsewhere herein and in documents filed by the Company with the Securities and Exchange Commission, the following factors should be carefully considered when evaluating the Company's business and future prospects: changes or delays in highway funding; rising interest rates; changes in oil prices; changes in steel prices; changes in the general economy; unexpected capital expenditures and decreases in liquidity; the timing of large contracts; production capacity; general business conditions in the industry; non-compliance with covenants in the Company's credit facilities; demand for the Company's products; and those other factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Certain of the risks, uncertainties and other factors discussed or noted above are more fully described in the section entitled "Business - Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

ASTEC INDUSTRIES, INC.
MANAGEMENT ASSESSMENT REPORT

The management of Astec Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of all internal control systems no matter how well designed. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in circumstances or conditions.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes the Company maintained effective internal control over financial reporting as of December 31, 2008. Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Astec Industries, Inc.

We have audited the accompanying consolidated balance sheets of Astec Industries, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astec Industries, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Astec Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chattanooga, Tennessee
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Astec Industries, Inc.

We have audited Astec Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Astec Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Assessment Report. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Astec Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Astec Industries, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 25, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chattanooga, Tennessee
February 25, 2009

CONSOLIDATED BALANCE SHEETS

	December 31	
Assets	**2008**	**2007**
Current assets:		
Cash and cash equivalents	$ 9,673,542	$ 34,636,472
Trade receivables, less allowance for doubtful accounts of $1,496,000 in 2008 and $1,713,000 in 2007	71,629,778	84,197,596
Other receivables	3,530,975	3,289,200
Inventories	285,817,262	210,818,628
Prepaid expenses	12,079,943	6,420,092
Deferred income tax assets	10,700,767	8,864,181
Other current assets	1,666,821	505,471
Total current assets	395,099,088	348,731,640
Property and equipment, net	169,129,628	141,527,620
Investments	9,911,504	18,528,745
Goodwill	29,658,550	26,415,979
Other long-term assets	9,013,686	7,365,533
Total other assets	48,583,740	52,310,257
Total assets	$ 612,812,456	$ 542,569,517
Liabilities and Shareholders' Equity		
Current liabilities:		
Revolving credit loans	$ 3,426,978	$ --
Accounts payable	51,052,764	54,840,478
Customer deposits	41,385,512	37,751,174
Accrued product warranty	10,050,225	7,826,820
Accrued payroll and related liabilities	10,553,393	12,556,033
Accrued loss reserves	3,302,650	2,858,854
Other accrued liabilities	24,064,621	28,059,694
Total current liabilities	143,836,143	143,893,053
Deferred income tax liabilities	13,064,912	8,361,165
Other long-term liabilities	15,877,581	12,842,785
Total other liabilities	28,942,493	21,203,950
Total liabilities	172,778,636	165,097,003
Minority interest	807,803	883,410
Shareholders' equity:		
Preferred stock - authorized 4,000,000 shares of $1.00 par value; none issued	--	--
Common stock - authorized 40,000,000 shares of $.20 par value; issued and outstanding - 22,508,332 in 2008 and 22,299,125 in 2007	4,501,666	4,459,825
Additional paid-in capital	121,968,255	114,255,803
Accumulated other comprehensive income (loss)	(2,798,636)	5,186,045
Company shares held by SERP, at cost	(1,966,178)	(1,705,249)
Retained earnings	317,520,910	254,392,680
Total shareholders' equity	439,226,017	376,589,104
Total liabilities and shareholders' equity	$ 612,812,456	$ 542,569,517

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2008	2007	2006
Net sales	$ 973,700,191	$ 869,025,354	$ 710,606,813
Cost of sales	739,842,231	659,247,203	542,319,968
Gross profit	233,857,960	209,778,151	168,286,845
Selling, general and administrative expenses	122,620,842	107,600,243	94,383,111
Research and development expenses	18,921,232	15,449,493	13,560,572
Income from operations	92,315,886	86,728,415	60,343,162
Other income:			
Interest expense	851,096	852,994	1,671,852
Interest income	887,600	2,733,224	1,469,485
Other income (expense), net	5,709,075	(202,263)	167,157
Income before income taxes and minority interest	98,061,465	88,406,382	60,307,952
Income taxes	34,766,566	31,398,049	20,637,741
Income before minority interest	63,294,899	57,008,333	39,670,211
Minority interest	166,669	211,225	82,368
Net income	$ 63,128,230	$ 56,797,108	$ 39,587,843
Earnings per Common Share			
Net income:			
Basic	$ 2.83	$ 2.59	$ 1.85
Diluted	2.80	2.53	1.81
Weighted average number of common shares outstanding:			
Basic	22,287,554	21,967,985	21,428,738
Diluted	22,585,775	22,444,866	21,917,123

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2008	2007	2006
Cash Flows from Operating Activities			
Net income	$ 63,128,230	$ 56,797,108	$ 39,587,843
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	16,656,505	14,576,053	11,507,298
Amortization	686,383	504,900	383,793
Provision for doubtful accounts	320,469	512,816	374,748
Provision for inventory reserves	4,142,878	3,271,024	3,721,613
Provision for warranty	18,316,668	12,496,960	11,712,690
Deferred compensation (benefit) provision	(501,744)	452,152	325,159
Deferred income tax provision	2,551,974	99,766	1,014,445
(Gain) loss on disposition of fixed assets	(22,696)	67,259	74,637
Gain on sale of available for sale securities	(6,195,145)	--	--
Tax benefit from stock option exercises	(636,613)	(4,388,696)	(2,955,103)
Purchase of trading securities, net	(1,623,348)	(7,868,131)	(445,329)
Stock-based compensation	2,383,930	1,557,384	974,826
Minority interest	166,669	211,225	82,368
(Increase) decrease in, net of amounts acquired:			
Trade and other receivables	10,925,818	(10,844,976)	(13,955,658)
Notes receivable	--	258,500	(89,993)
Inventories	(70,789,928)	(42,594,820)	(26,815,069)
Prepaid expenses	(3,818,525)	(402,340)	1,555,495
Other assets	(625,398)	(36,112)	(417,318)
Increase (decrease) in, net of amounts acquired:			
Accounts payable	(3,909,243)	6,823,822	2,976,010
Customer deposits	401,815	14,912,509	10,645,675
Accrued product warranty	(15,955,337)	(12,454,573)	(10,168,800)
Income taxes payable	(2,298,021)	5,877,019	1,193,460
Accrued retirement benefit costs	(799,543)	(966,057)	(1,425,494)
Self insurance loss reserves	959,391	439,438	(3,478,566)
Other accrued liabilities	(4,352,309)	6,235,730	12,601,026
Other	924,930	206,201	44,407
Net cash provided by operating activities	$ 10,037,810	$ 45,744,161	$ 39,024,163
Cash Flows from Investing Activities			
Purchase of Peterson Pacific Corp., net of $1,701,715 cash acquired	$ 7,137	$ (19,655,696)	$ --
Purchase of Dillman Equipment, Inc. and Double L Investment, Inc., net of $4,066,017 cash acquired	(16,493,215)	--	--
Purchase of Q-Pave Pty Ltd assets	(1,797,083)	--	--
Proceeds from sale of property and equipment	276,089	186,139	1,247,475
Expenditures for property and equipment	(39,932,447)	(38,451,380)	(30,879,114)
Sale (purchase) of available for sale securities	16,500,000	(10,304,855)	--
Cash from sale (acquisition) of minority shares	1,143	(34,931)	93,292
Net cash used by investing activities	$ (41,438,376)	$ (68,260,723)	$ (29,538,347)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31		
	2008	2007	2006
Cash Flows from Financing Activities			
Proceeds from issuance of common stock	$ 4,669,132	$ 13,632,057	$ 9,970,201
Tax benefit from stock option exercise	636,613	4,388,696	2,955,103
Net borrowings under revolving line of credit	3,426,978	--	--
Principal repayments of notes payable assumed in business combinations	(912,091)	(7,500,000)	--
Sale (purchase) of company shares by Supplemental Executive Retirement Plan, net	(196,311)	1,414,105	54,092
Net cash provided by financing activities	$ 7,624,321	$ 11,934,858	$ 12,979,396
Effect of exchange rates on cash	(1,186,685)	340,048	(184,780)
Increase (decrease) in cash and cash equivalents	(24,962,930)	(10,241,656)	22,280,432
Cash and cash equivalents, beginning of year	34,636,472	44,878,128	22,597,696
Cash and cash equivalents, end of year	$ 9,673,542	$ 34,636,472	$ 44,878,128
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 787,394	$ 493,657	$ 895,650
Income taxes, net of refunds	$ 38,106,367	$ 23,419,302	$ 18,437,778

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Company Shares Held by SERP	Retained Earnings	Total Shareholders Equity
	Shares	Amount					
Balance December 31, 2005	**21,177,352**	**$4,235,470**	**$79,722,952**	**$ 2,604,676**	**$(1,894,507)**	**$158,073,454**	**$242,742,045**
Net income						39,587,843	39,587,843
Other comprehensive income (loss):							
Minimum pension liability adjustment, net of income taxes of $762,211				1,280,857			1,280,857
Foreign currency translation adjustments				(802,986)			(802,986
Comprehensive income							40,065,714
Adjustment to initially apply SFAS 158, net of income taxes of $(368,700)				(596,289)			(596,289
Stock-based compensation	2,016	403	974,423				974,826
Exercise of stock options, including tax benefit	517,006	103,402	12,821,902				12,925,304
Sale (purchase) of Company stock held by SERP, net			240,680		(186,588)		54,09
Balance December 31, 2006	**21,696,374**	**$4,339,275**	**$93,759,957**	**$ 2,486,258**	**$(2,081,095)**	**$197,661,297**	**$296,165,69**
Net income						56,797,108	56,797,10
Other comprehensive income (loss):							
Change in unrecognized pension and post retirement cost, net of income taxes of $291,949				497,729			497,72
Foreign currency translation adjustments				3,126,704			3,126,70
Unrealized loss on available-for-sale investment securities, net of income taxes of $558,209				(924,646)			(924,64
Comprehensive income							59,496,89
FIN 48 adjustment						(65,725)	(65,72
Stock-based compensation	2,532	506	1,556,878				1,557,38
Exercise of stock options, including tax benefit	600,219	120,044	17,900,709				18,020,75
Sale (purchase) of Company stock held by SERP, net			1,038,259		375,846		1,414,10
Balance December 31, 2007	**22,299,125**	**$4,459,825**	**$114,255,803**	**$ 5,186,045**	**$(1,705,249)**	**$254,392,680**	**$376,589,10**
Net income						63,128,230	63,128,23
Other comprehensive income (loss):							
Change in unrecognized pension and post retirement cost, net of income taxes of $1,207,655				(1,996,444)			(1,996,4
Foreign currency translation adjustments				(6,912,883)			(6,912,8
Unrealized gain on available-for-sale investment securities, net of income taxes of $2,887,583				4,790,417			4,790,4
Reclassification adjustment for gains included in net income, net of income taxes of $(2,329,374)				(3,865,771)			(3,865,7
Comprehensive income							55,143,5
Stock-based compensation	5,206	1,041	2,382,889				2,383,9
Exercise of stock options, including tax benefit	204,001	40,800	5,264,945				5,305,7
Sale (purchase) of Company stock held by SERP, net			64,618		(260,929)		(196,3
Balance December 31, 2008	**22,508,332**	**$4,501,666**	**$121,968,255**	**$(2,798,636)**	**$(1,966,178)**	**$317,520,910**	**$439,226,0**

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2008, 2007 and 2006

1. Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Astec Industries, Inc. and its domestic and foreign subsidiaries. The Company's significant wholly-owned and consolidated subsidiaries at December 31, 2008 are as follows:

American Augers, Inc.	Astec Australia Pty Ltd
Astec, Inc.	Astec Insurance Company
Astec Underground, Inc. (f/k/a Trencor, Inc.)	Astec Mobile Screens, Inc. (f/k/a Production Engineered Products, Inc.)
Breaker Technology, Inc.	Breaker Technology Ltd
Carlson Paving Products, Inc.	CEI Enterprises, Inc.
Heatec, Inc.	Johnson Crushers International, Inc.
Kolberg-Pioneer, Inc.	Osborn Engineered Products SA (Pty) Ltd (92% owned)
Peterson Pacific Corp.	Roadtec, Inc.
Telsmith, Inc.	

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation - Subsidiaries located in Australia, Canada and South Africa operate primarily using local functional currency. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting adjustments are presented as a separate component of accumulated other comprehensive income.

Fair Value of Financial Instruments - For cash and cash equivalents, trade receivables, other receivables, revolving debt, accounts payable, customer deposits and accrued liabilities, the carrying amount approximates the fair value because of the short-term nature of those instruments. Investments are carried at their fair value based on quoted market prices for identical or similar assets or, where no quoted prices exist, other observable inputs for the asset. All of the investments held by the Company at December 31, 2008 and 2007 are classified as Level 1 or Level 2 under the SFAS 157 hierarchy.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash and cash equivalents.

Investments - Investments consist primarily of investment-grade marketable securities. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Unrealized gains and losses are charged against net income when a change in fair value is determined to be other than temporary. Trading securities are carried at fair value, with unrealized holding gains and losses included in net income. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis. Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date.

The Company adopted Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. As required by SFAS No. 157, financial assets and liabilities are categorized based upon the level of judgment associated with the inputs used to measure their fair value. SFAS No. 157 classifies the inputs used to measure the fair value into the following hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; or
unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or
inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Concentration of Credit Risk - The Company sells products to a wide variety of customers. Accounts receivable are carried at their outstanding principal amounts, less an allowance for doubtful accounts. The Company extends credit to its customers based on an evaluation of the customer's financial condition generally without requiring collateral. Credit risk is driven by conditions within the economy and the industry and is principally dependent on each customer's financial condition. To minimize credit risk, the Company monitors credit levels and financial conditions of customers on a continuing basis. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. Amounts are deemed past due when they exceed the payment terms agreed to by the customer in the sales contract. Past due amounts are charged off when reasonable collection efforts have been exhausted and the amounts are deemed uncollectable by management. As of December 31, 2008, concentrations of credit risk with respect to receivables are limited due to the wide variety of customers.

Inventories - Inventory costs include materials, labor and overhead. Inventories (excluding used equipment) are stated at the lower of first-in, first-out cost or market. Used equipment inventories are stated at the lower of specific unit cost or market.

When inventory becomes obsolete, the Company establishes an allowance to reduce the carrying value to net realizable value based on estimates, assumptions and judgments made from the information available at that time. Abnormal amounts of idle facility expense, freight, handling cost and wasted materials are recognized as current period charges.

Property and Equipment - Property and equipment is stated at cost. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful lives of the assets as follows: airplanes (40 years), buildings (40 years) and equipment (3 to 10 years). Both accelerated and straight-line methods are used for tax compliance purposes. Routine repair and maintenance costs and planned major maintenance are expensed when incurred.

Goodwill and Other Intangible Assets - In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"), the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization, and (3) goodwill. The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. An impairment charge is recorded when the carrying value of the definite lived intangible asset is not recoverable by the future undiscounted cash flows generated from the use of the asset.

Intangible assets with indefinite lives including goodwill are not amortized. The Company tests these intangible assets and goodwill for impairment at least annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. The Company performs impairment tests of goodwill at the reporting unit level and of other indefinite lived intangible assets at the asset level. The Company's reporting units are defined as its subsidiaries because each is a legal entity that is managed separately and manufactures and distributes distinct product lines. Such impairment tests for goodwill include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. A variety of methodologies are used in conducting these impairment tests, including discounted cash flow analyses and market analyses. When the fair value is less than the carrying value of the intangible assets or the reporting unit, an impairment charge is recorded to reduce the carrying value of the assets to fair value.

The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives, ranging from 3 to 15 years.

Impairment of Long-lived Assets - In the event that facts and circumstances indicate the carrying amounts of long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount for each asset to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated market value. Market value is estimated using discounted cash flows, prices for similar assets or other valuation techniques.

Self-Insurance Reserves - The Company retains the risk for a portion of its workers compensation claims and general liability claims by way of a captive insurance company, Astec Insurance Company, ("Astec Insurance" or "the captive"). Astec Insurance is incorporated under the laws of the state of Vermont. The objectives of Astec Insurance are to improve control over and reduce loss costs; to improve focus on risk reduction with development of a program structure which rewards proactive loss control; and to ensure management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1 million per occurrence and $2.5 million per year in the aggregate. The Company carries general liability, excess liability and umbrella policies for claims in excess of those covered by the captive.

For workers compensation claims, the captive is liable for the first $350,000 per occurrence and $4.0 million per year in the aggregate. The Company utilizes a third party administrator for workers compensation claims administration and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are consolidated into the financial statements of the Company. The short-term and long-term reserves for claims and potential claims related to general liability and workers compensation under the captive are included in Accrued Loss Reserves or Other Long-Term Liabilities, respectively, in the consolidated balance sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined to cover the ultimate cost of each claim based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the future.

At all but one of the Company's domestic manufacturing subsidiaries, the Company is self-insured for health and prescription claims under its Group Health Insurance Plan. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health and prescription plans which is included in accrued loss reserves on the Company's consolidated balance sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically the reserves have been sufficient to provide for claims payments. Changes in actual claims experience or payment patterns, could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

The remaining U.S. subsidiary is covered under a fully insured group health plan. Employees of the Company's foreign subsidiaries are insured under health plans in accordance with their local governmental requirements. No reserves are necessary for these fully insured health plans.

Revenue Recognition - Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price with specified delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's plants under short-term contracts for a specific customer project or equipment designed to meet a customer's specific requirements. Certain contracts include terms and conditions through which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company's plant at the customer's request. In accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), revenue is recorded on such contracts upon the customer's assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer's business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company's inventory.

The Company has certain sales accounted for as multiple-element arrangements, whereby related revenue on each product is recognized when it is shipped, and the related service revenue is recognized when the service is performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

Advertising Expense - The cost of advertising is expensed as incurred. The Company incurred approximately $3,603,000, $3,334,000 and $2,794,000 in advertising costs during 2008, 2007 and 2006, respectively, which is included in selling, general and administrative expenses.

Income Taxes - Income taxes are based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company periodically assesses the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized. The major circumstance that affects the Company's valuation allowance is each subsidiary's ability to utilize any available state net operating loss carryforwards. If the subsidiaries that generated the loss carryforwards generate higher than expected future income, the valuation allowance will decrease. If these subsidiaries generate future losses, the valuation allowance may increase.

In accordance with FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement 109, Accounting for Income Taxes", ("FIN 48"), the Company evaluates a tax position to determine whether it is more likely than not that the tax position will be sustained upon examination, based upon the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize in the Consolidated Statements of Operations and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold, a tax reserve is established and no benefit is recognized. The Company is continually audited by U.S. federal and state as well as foreign tax authorities. While it is often difficult to predict final outcome or timing of resolution of any particular tax matter, the Company believes its reserve for uncertain tax positions is properly recorded pursuant to the recognition and measurement provisions of FIN 48.

Product Warranty Reserve - The Company accrues for the estimated cost of product warranties at the time revenue is recognized. We evaluate our warranty obligations by product line or model based on historical warranty claims experience. For machines, our standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to one year or up to a specified number of hours of operation. For parts from our component suppliers, we rely on the original manufacturer's warranty that accompanies those parts and make no additional provision for warranty claims. Generally, our fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, our policy is to replace fabricated parts at no additional charge.

The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. Estimated warranty obligation is based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from our estimates, revisions to the estimated warranty liability would be required.

Pension and Post-retirement Benefits - The determination of obligations and expenses under the Company's pension and post-retirement benefit plans is dependent on the Company's selection of certain assumptions used by the independent actuaries in calculating such amounts. Those assumptions are described in Note 11, Pension and Post-retirement Benefits and include among others, the discount rate, expected return on plan assets and the expected rates of increase in health care costs. In accordance with accounting principles generally accepted in the United States, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense in such periods. Significant differences in actual experience or significant changes in the assumptions used may materially affect the pension and post-retirement obligations and future expenses.

Stock-based Compensation - The Company currently has two types of stock-based compensation plans in effect for its employees and directors. The Company's stock option plans have been in effect for a number of years and its stock incentive plan was put in place during 2006. These plans are more fully described in Note 14, Shareholders' Equity. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share Based Payment", ("SFAS 123R"), using the modified prospective method. SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date calculated fair value of the award. SFAS 123R also requires stock-based compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to the adoption of SFAS 123R on January 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), and applied the disclosure only provision of SFAS 123. Under APB 25, generally no compensation expense was recorded when the terms of the award were fixed and the exercise price of the employee stock option equaled or exceeded the market value of the underlying stock on the date of grant. The Company did not record compensation expense for option awards in periods prior to January 1, 2006.

Restricted stock units ("RSU's") awarded under the Company's stock incentive plan are granted shortly after the end of each year and are based upon the performance of the Company and its individual subsidiaries. RSU's can be earned for performance in each of the years from 2006 through 2010 with additional RSU's available based upon cumulative five-year performance. The Company estimates the number of shares that will be granted for the most recent fiscal year end and the five-year cumulative performance based on actual and expected future operating results. The compensation expense for RSU's expected to be granted for the most recent fiscal year and the cumulative five-year based awards is calculated using the fair value of the Company stock at each period end and is adjusted to the fair value as of each future period end until granted.

All unexercised options outstanding were vested prior to December 31, 2006, therefore, no stock option expense was recorded in 2008 or 2007. During 2006, the Company recorded compensation expense related to stock options that reduced income from operations by $381,000, decreased the provision for income taxes by $83,000, and decreased net income by $298,000. This resulted in a $.01 reduction in both basic and fully diluted earnings per share for the year ended December 31, 2006.

Earnings Per Share - Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 *Earnings per Share,* ("SFAS 128"). Basic earnings per share is based on the weighted average number of common shares outstanding and diluted earnings per share includes potential dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
	2008	2007	2006
Numerator:			
Net income	$ 63,128,230	$ 56,797,108	$ 39,587,843
Denominator:			
Denominator for basic earnings per share	22,287,554	21,967,985	21,428,738
Effect of dilutive securities:			
Employee stock options and restricted stock units	208,152	382,006	371,477
Supplemental executive retirement plan	90,069	94,875	116,908
Denominator for diluted earnings per share	22,585,775	22,444,866	21,917,123
Net income:			
Basic	$ 2.83	$ 2.59	$ 1.85
Diluted	2.80	2.53	1.81

For the years ended December 31, 2008 and 2006 approximately 20,000 and 169,000 options, respectively, were antidilutive and were not included in the diluted EPS computation. For the year ended December 31, 2007, there were no antidilutive options.

Derivatives and Hedging Activities - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS 133") which was amended by SFAS Nos. 137, 138, and 161, requires the Company to recognize all derivatives in the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income. From time to time the Company's foreign subsidiaries enter into foreign currency exchange contracts to mitigate exposure to fluctuation in currency exchange rates. There were no significant foreign exchange contracts outstanding at December 31, 2008 and 2007. There were no derivatives that qualified for hedge accounting at December 31, 2008 and 2007.

Shipping and Handling Fees and Cost - The Company records revenues earned for shipping and handling as revenue, while the cost of shipping and handling is classified as cost of goods sold.

Litigation Contingencies - In the normal course of business in the industry, the Company is named as a defendant in a number of legal proceedings associated with product liability and other matters. The Company does not believe it is party to any legal proceedings that will have a materially adverse effect on the consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions related to these proceedings.

As discussed in Note 13, Contingent Matters, as of December 31, 2008, the Company has accrued its best estimate of the probable cost for the resolution of these claims. This estimate has been developed in consultation with outside counsel that is handling the defense in these matters and is based upon a combination of litigation and settlement strategies. Certain litigation is being addressed before juries in states where past jury awards have been significant. To the extent additional information arises or strategies change, it is possible that the Company's best estimate of the probable liability in these matters may change.

Business Combinations - In accordance with SFAS No. 141, "Business Combinations," we account for all business combinations by the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

Recent Accounting Pronouncements - In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. The Company adopted SFAS 151 on January 1, 2006. The adoption did not have a significant impact on the Company's consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections", ("SFAS 154"). SFAS 154 replaces APB 20, "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements" and establishes retrospective application as the required method for reporting a change in accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed. The Company adopted SFAS 154 on January 1, 2006. The adoption did not have a significant impact on the Company's consolidated financial statements.

As previously discussed, the Company adopted SFAS 123R related to share-based payments. See Note 14, Shareholders' Equity for further details.

In June 2006, the FASB ratified Emerging Issues Talk Force ("EITF") Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)". This statement allows companies to present in their statements of operations any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes, on either a gross (included in revenue and costs) or a net (excluded from revenue) basis. The Company presents these transactions on a net basis, and therefore, the adoption of this standard beginning January 1, 2007 had no impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement 109, Accounting for Income Taxes" ("FIN 48"). FIN 48 defines the criteria that an income tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements. FIN 48 requires that the cumulative effect of applying its provisions be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. FIN 48 was effective for fiscal years beginning after December 15, 2006, and the Company began applying its provisions effective January 1, 2007. The impact of adopting this statement is detailed in Note 12, Income Taxes.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", ("SFAS 157"), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 applies whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also requires additional disclosures in both annual and quarterly reports. Portions of SFAS 157 were effective for financial statements issued for fiscal years beginning after November 15, 2007, and the Company began applying those provisions effective January 1, 2008. The adoption of this statement did not have a significant impact on the Company's financial statements. In February 2008, the FASB issued Staff Position No. 157-2, ("FSP No. 157-2"), which delays the effective date of SFAS 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized at fair value in the financial statements or a recurring basis. The Company will adopt the remaining provisions of SFAS 157 as of January 1, 2009. The adoption of these remaining provisions is not expected to have a significant impact on the Company's financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. The Company began applying the provisions of SAB 108 in connection with the preparation of its annual financial statements for the year ended December 31, 2006. The adoption of this bulletin had no impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). SFAS 158 requires companies to (1) recognize as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other post-retirement benefit plans as of the date of the company's fiscal year-end; and (4) provide enhanced disclosures. The Company began applying the provisions of SFAS 158 in connection with the preparation of its annual financial statements for the year ended December 31, 2006. See Note 11, Pension and Post-retirement Benefits, for further information on the impact of adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This standard also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. Both statements will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and the Company will begin applying its provisions effective January 1, 2009 on any new acquisition activity.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). The objective of this statement is to require enhanced disclosures about an entity's derivative and hedging activities and to improve the transparency of financial reporting. Entities are required to provide enhanced disclosures about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company will adopt the standard as of January 1, 2009. The adoption of SFAS No. 161 is not expected to have a significant impact on the Company's financial position or results of operations.

In April 2008, the FASB issued Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other applicable accounting literature. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. The Company will begin applying the provisions of the FSP on January 1, 2009 for any new intangible assets acquired.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement was effective November 15, 2008. The Company's adoption of SFAS 162 on the effective date did not have a significant impact on its consolidated financial statements.

In December 2008, the FASB issued Staff Position No. 132R-1, "Employer's Disclosures about Postretirement Benefit Plan Assets". This FSP amends FASB Statement No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for fiscal years ending after December 15, 2009, and the Company will begin applying its provisions with its December 31, 2009 consolidated financial statements.

2. Inventories

Inventories consist of the following:

	December 31	
	2008	**2007**
Raw materials and parts	$ 116,253,800	$ 96,718,726
Work-in-process	57,776,229	54,127,870
Finished goods	99,806,732	51,027,368
Used equipment	11,980,501	8,944,664
Total	$ 285,817,262	$ 210,818,628

The above inventory amounts are net of reserves totaling $13,157,000 and $11,548,000 in 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investments

The Company's investments consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
December 31, 2008				
Trading equity securities	$ 2,874,680	$ --	$ 422,578	$ 2,452,102
Trading debt securities	8,686,084	48,255	259,739	8,474,600
Total	$11,560,764	$ 48,255	$ 682,317	$ 10,926,702
December 31, 2007				
Available-for-sale equity securities	$10,305,000	$ --	$ 1,483,000	$ 8,822,000
Trading equity securities	3,011,012	102,709	167,420	2,946,301
Trading debt securities	6,861,402	49,363	1,437	6,909,328
Total	$20,177,414	$ 152,072	$ 1,651,857	$ 18,677,629

The investments noted above are valued at their estimated fair value based on quoted market prices for identified or similar assets or, where no quoted prices exist, other observable inputs for the asset.

A significant portion of the trading securities are in equity mutual funds and approximate a portion of the Company's liability under the Supplemental Executive Retirement Plan ("SERP"), an unqualified defined contribution plan. See Note 11, Pension and Post-retirement Benefits, for additional information on these investments and the SERP.

Trading debt securities are comprised mainly of marketable debt securities held by Astec Insurance Company. Astec Insurance has an investment strategy that focuses on providing regular and predictable interest income from a diversified portfolio of high-quality fixed income securities. At December 31, 2008 and 2007, $1,015,198 and $148,884, respectively, of trading debt securities was due to mature within twelve months and, accordingly, is included in other current assets.

Available-for-sale equity securities are comprised of actively traded marketable equity securities with quoted prices on national markets. The available-for-sale equity securities held at December 31, 2007 were sold in the fourth quarter of 2008 and a pre-tax realized gain of $6,195,000 is included in other income for the year ended December 31, 2008.

Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than amortized cost, the financial condition and near term prospects of the issuer and the Company's intent and ability to hold the security for a period of time sufficient to allow for anticipated recovery in fair value. Management determined that the gross unrealized losses on available-for-sale equity securities as of December 31, 2007 was considered temporary and, therefore, the net unrealized holding losses of $1,483,000 were included in accumulated other comprehensive income at December 31, 2007.

As indicated in the table below, the Company has determined that its investments at December 31, 2008 are level 1 and level 2 in the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Trading equity securities	$ 2,452,102	$ --	$ --	$ 2,452,102
Trading debt securities	1,464,444	7,010,156	--	8,474,600
Total	$ 3,916,546	$ 7,010,156	$ --	$10,926,702

The carrying values of the Company's other financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, revolving credit loans, accounts payable, customer deposits and accrued liabilities approximate fair value without being discounted due to the short periods during which these amounts are outstanding.

4. Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. SFAS 142 provides that goodwill and certain other intangible assets be tested for impairment at least annually. The Company performs the required valuation procedures each year as of December 31 after the following year's forecasts are submitted and reviewed. The valuations performed in 2008, 2007, and 2006 indicated no impairment of goodwill.

The changes in the carrying amount of goodwill by reporting segment for the years ended December 31, 2008 and 2007 are as follows:

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	Other	Total
Balance, December 31, 2006	$1,156,818	$16,580,617	$1,646,391	$ --	$ --	$19,383,826
Business acquisition	--	--	--	--	5,814,219	5,814,219
Foreign currency translation	--	1,217,934	--	--	--	1,217,934
Balance, December 31, 2007	1,156,818	17,798,551	1,646,391	--	5,814,219	26,415,979
Business acquisition	4,804,143	--	--	--	--	4,804,143
Final accounting adjustment on business combination	--	--	--	--	(7,137)	(7,137)
Foreign currency translation	--	(1,554,435)	--	--	--	(1,554,435)
Balance, December 31, 2008	$5,960,961	$16,244,116	$1,646,391	$ --	$5,807,082	$29,658,550

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Long-lived and Intangible Assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") requires long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. SFAS 144 also requires recognition of impairment losses for long-lived assets "held and used" if the sum of the estimated future undiscounted cash flows used to test for recoverability is less than the carrying value. For the years ended December 31, 2008, 2007 and 2006, the Company concluded that there had been no significant events that would trigger an impairment review of its long-lived and intangible assets. No impairment was recorded in 2008, 2007 or 2006.

Amortization expense for other intangible assets was $531,857, $356,068 and $234,961 for 2008, 2007 and 2006, respectively. Other intangible assets, which are included in other long-term assets on the accompanying consolidated balance sheets, consisted of the following at December 31, 2008 and 2007:

	Gross Carrying Value Dec. 31, 2007	Accumulated Amortization Dec. 31, 2007	Net Carrying Value Dec. 31, 2007	Gross Carrying Value Dec. 31, 2008	Accumulated Amortization Dec. 31, 2008	Net Carrying Value Dec. 31, 2008
Amortizable assets						
Dealer network and customer relationships	$ 3,589,000	$ (698,233)	$ 2,890,767	$ 4,291,619	$(1,040,790)	$ 3,250,829
Drawings	820,000	(432,599)	387,401	970,000	(535,079)	434,921
Trademarks	336,000	(336,000)	--	336,000	(336,000)	--
Patents	543,000	(61,071)	481,929	664,946	(137,755)	527,191
Non-compete agreement	42,233	(5,068)	37,165	42,233	(15,204)	27,029
Total amortizable assets	5,330,233	(1,532,971)	3,797,262	6,304,798	(2,064,828)	4,239,970
Non-amortizable assets						
Trade names	1,348,000	--	1,348,000	2,003,000	--	2,003,000
Total	$ 6,678,233	$(1,532,971)	$ 5,145,262	$ 8,307,798	$(2,064,828)	$ 6,242,970

The increase in gross carrying value of intangible assets during 2008 is mainly attributed to the purchases of Dillman Equipment, Inc., and substantially all of the assets of Q-Pave Pty Ltd. See Note 18, Business Combinations for further discussion.

Approximate intangible amortization expense for the next five years is expected as follows:

2009	$627,567	2012	$284,137
2010	532,565	2013	284,137
2011	445,855		

6. Property and Equipment

Property and equipment consist of the following:

	December 31 2008	2007
Land, land improvements and buildings	$ 123,546,867	$ 103,033,483
Equipment	181,200,088	161,182,644
Less accumulated depreciation	(135,617,327)	(122,688,507)
Total	$ 169,129,628	$ 141,527,620

Depreciation expense was approximately $16,657,000, $14,576,000 and $11,507,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

7. Leases

The Company leases certain land, buildings and equipment for use in its operations under various operating leases. Total rental expense charged to operations under operating leases was approximately $3,186,000, $2,993,000 and $2,381,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Minimum rental commitments for all noncancelable operating leases at December 31, 2008 are as follows:

2009	$1,460,000
2010	916,000
2011	583,000
2012	60,000
2013	44,000
Thereafter	16,000
	$3,079,000

8. Debt

During April 2007, the Company entered into an unsecured credit agreement with Wachovia Bank, National Association ("Wachovia") whereby Wachovia has extended to the Company an unsecured line of credit of up to $100,000,000 including a sub-limit for letters of credit of up to $15,000,000. The Wachovia credit agreement replaced the previous $87,500,000 secured credit facility the Company had in place with General Electric Capital Corporation and General Electric Capital-Canada.

The Wachovia credit facility has an original term of three years (which is subject to further extensions as provided therein). Early in 2009, the Company exercised its right to extend the credit facility's term one additional year. An additional one year extension is available. The interest rate for borrowings is a function of the Adjusted LIBOR Rate or Adjusted LIBOR Market Index Rate, as defined, as elected by the Company, plus a margin based upon a leverage ratio pricing grid ranging between 0.5% and 1.5%. As of December 31, 2008, the applicable margin based upon the leverage ratio pricing grid was equal to 0.5%. The unused facility fee is 0.125%. The interest rate at December 31, 2008 was 0.94%. The Wachovia credit facility requires no principal amortization and interest only payments are due, in the case of loans bearing interest at the Adjusted LIBOR Market Index Rate, monthly in arrears and, in the case of loans bearing interest at the Adjusted LIBOR Rate, at the end of the applicable interest period. The Wachovia credit agreement contains certain financial covenants including a minimum fixed charge coverage ratio, minimum tangible net worth and maximum allowed capital expenditures. At December 31, 2008, the Company had borrowings outstanding under the credit facility of $3,129,000 resulting in borrowing availability of $86,137,000, net of letters of credit of $10,734,000. The borrowings are classified as current liabilities as the Company plans to repay the debt within the next twelve months.

The Company was in compliance with the covenants under its credit facility as of December 31, 2008.

The Company's South African subsidiary, Osborn Engineered Products SA (Pty) Ltd., (Osborn) has available a credit facility of approximately $5,978,000 (ZAR 50,000,000) to finance short-term working capital needs, as well as to cover the short-term establishment of letter of credit performance guarantees. As of December 31, 2008, Osborn had $298,000 outstanding borrowings under the credit facility at 15% interest, and approximately $1,854,000 in performance bonds which were guaranteed under the facility. The facility is secured by Osborn's buildings and improvements, accounts receivable and cash balances and a $2,000,000 letter of credit issued by the parent Company. The portion of the available facility not secured by the $2,000,000 letter of credit fluctuates monthly based upon seventy-five percent (75%) of Osborn's accounts receivable and total cash balances at the end of the prior month as well as buildings and improvements of $1,983,000. As of December 31, 2008, Osborn had available credit under the facility of approximately $3,826,000. The facility expires on July 30, 2009 and the Company plans to renew the facility prior to expiration. There is no charge for the unused facility.

9. Product Warranty Reserves

The Company warrants its products against manufacturing defects and performance to specified standards. The warranty period and performance standards vary by market and uses of its products, but generally range from three months to one year or up to a specified number of hours of operation. The Company estimates the costs that may be incurred under its warranties and records a liability at the time product sales are recorded. The warranty liability is primarily based on historical claim rates, nature of claims and the associated costs.

Changes in the Company's product warranty liability during 2008 and 2007 are as follows:

	2008	2007
Reserve balance at beginning of period	$ 7,826,820	$ 7,183,946
Warranty liabilities accrued during the period	18,316,668	12,496,960
Warranty liabilities settled during the period	(16,004,036)	(11,854,086)
Other	(89,227)	--
Reserve balance at end of period	$ 10,050,225	$ 7,826,820

10. Accrued Loss Reserves

The Company accrues reserves for losses related to known workers' compensation and general liability claims that have been incurred but not yet paid or are estimated to have been incurred but not yet reported to the Company. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claim experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. Total accrued loss reserves at December 31, 2008 were $9,022,126 compared to $7,878,723 at December 31, 2007, of which $5,719,476 and $5,019,869 was included in other long-term liabilities at December 31, 2008 and 2007, respectively.

11. Pension and Post-retirement Benefits

Prior to December 31, 2003, all employees of the Company's Kolberg-Pioneer, Inc. subsidiary were covered by a defined benefit pension plan. After December 31, 2003, all benefit accruals under the plan ceased and no new employees could become participants in the plan. Benefits paid under this plan are based on years of service multiplied by a monthly amount. In addition, the Company also sponsors two post-retirement medical and life insurance plans covering the employees of its Kolberg-Pioneer, Inc. and Telsmith, Inc. subsidiaries and a life insurance plan covering retirees of its former Barber-Greene subsidiary. During 2008, the Company terminated the retiree medical plan at Kolberg-Pioneer, Inc. and completed a lump-sum buyout of the retiree life plans at Kolberg-Pioneer, Inc. and Barber-Greene. Settlement cost of $109,014 is included as a component of net periodic benefit cost for 2008. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations.

The Company's investment strategy for the Kolberg-Pioneer, Inc. pension plan is to earn a rate of return sufficient to match or exceed the long-term growth of pension liabilities. The investment policy states that the Plan Committee in its sole discretion shall determine the allocation of plan assets among the following four asset classes: cash equivalents, fixed-income securities, domestic equities and international equities. The Company attempts to ensure adequate diversification of the invested assets through investment over several asset classes, investment in a portfolio of diversified assets within an asset class or the use of multiple investment portfolios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following provides information regarding benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Post-retirement Benefits	
	2008	2007	2008	2007
Change in benefit obligation				
Benefit obligation at beginning of year	$ 9,647,937	$ 9,986,114	$ 764,226	$ 986,097
Service cost	--	--	46,209	44,535
Interest cost	606,508	564,674	60,401	41,974
Amendments	--	--	--	48,221
Settlements	--	--	(189,548)	--
Actuarial (gain) loss	302,102	(478,204)	98,084	(92,426)
Benefits paid	(436,590)	(424,647)	(313,184)	(264,175)
Benefit obligation at end of year	10,119,957	9,647,937	466,188	764,226
Accumulated benefit obligation	$10,119,957	$ 9,647,937	$ --	$ --
Change in plan assets				
Fair value of plan assets at beginning of year	$ 9,013,126	$ 7,817,439	$ --	$ --
Actual gain (loss) on plan assets	(2,356,033)	823,995	--	--
Employer contribution	562,048	796,339	--	--
Benefits paid	(436,590)	(424,647)	--	--
Fair value of plan assets at end of year	6,782,551	9,013,126	--	--
Funded status at end of year	$ (3,337,406)	$ (634,811)	$ (466,188)	$ (764,226)
Amounts recognized in the consolidated balance sheets				
Current liabilities	$ --	$ --	$ (73,731)	$ (132,138)
Noncurrent liabilities	(3,337,406)	(634,811)	(392,457)	(632,088)
Net amount recognized	$ (3,337,406)	$ (634,811)	$ (466,188)	$ (764,226)
Amounts recognized in accumulated other comprehensive income (loss) consist of				
Net loss (gain)	$ 4,650,401	$ 1,288,821	$ (753,386)	$ (660,236)
Prior service credit	--	--	--	(7,669)
Transition obligation	--	--	95,500	167,500
Net amount recognized	$ 4,650,401	$ 1,288,821	$ (657,886)	$ (500,405)
Weighted average assumptions used to determine benefit obligations as of December 31				
Discount rate	6.19%	6.41%	6.19%	5.59%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

The measurement date used for all plans was December 31.

The Company's expected long-term rate of return on assets was 8.0% for both 2008 and 2007. In determining the expected long-term rate of return, the historical experience of the plan assets, the current and expected allocation of the plan assets and the expected long-term rates of return were considered.

The Company's pension plan asset allocation as of the measurement date (December 31) and the target asset allocation ranges by asset category were as follows:

Asset Category	Actual Allocation 2008	2007	2008 & 2007 Target Allocation Ranges
Equity securities	59.5%	59.6%	53 - 73%
Debt securities	33.7%	30.5%	21 - 41%
Money market funds	6.8%	9.9%	0 - 15%
Total	100.0%	100.0%	

The weighted average annual assumed rate of increase in per capita health care costs is 9.0% for 2008 and is assumed to decrease gradually to 5.0% by 2017 and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend rate for all years to, and including, the ultimate rate would have the following effects:

	2008	2007
Effect on total service and interest cost		
1% Increase	$ 4,958	$ 5,535
1% Decrease	(4,542)	(5,128)
Effect on accumulated post-retirement benefit obligation		
1% Increase	26,089	32,924
1% Decrease	(24,072)	(30,305)

Net periodic benefit cost for 2008, 2007 and 2006 included the following components:

	Pension Benefits			Post-retirement Benefits		
	2008	2007	2006	2008	2007	2006
Components of net periodic benefit cost						
Service cost	$ --	$ --	$ --	$ 46,209	$ 44,535	$ 56,442
Interest cost	606,508	564,674	544,410	60,401	41,974	53,176
Expected return on plan assets	(732,954)	(638,348)	(546,362)	--	--	--
Amortization of prior service cost (credit)	--	--	--	14,457	14,457	(5,225)
Amortization of transition obligation	--	--	--	33,700	33,700	33,700
Settlement	--	--	--	109,014	--	--
Amortization of net (gain) loss	29,509	90,395	136,815	108,845	(56,930)	(89,294)
Net periodic benefit cost	$ (96,937)	$ 16,721	$134,863	$ 372,626	$ 77,736	$ 48,799
Other changes in plan assets and benefit obligations recognized in other comprehensive income						
Net loss (gain)	$3,391,089	$(663,852)	$(476,290)	$ 15,695	$ (92,425)	$(714,035)
Amortization of net (gain) loss	(29,509)	(90,395)	(136,815)	(108,845)	56,930	89,294
Prior service credit	--	--	--	22,126	48,221	(46,658)
Amortization of prior service credit	--	--	--	(14,457)	(14,457)	5,225
Transition obligation	--	--	--	(38,300)	--	234,900
Amortization of transition obligation	--	--	--	(33,700)	(33,700)	(33,700)
Total recognized in other comprehensive income	3,361,580	(754,247)	(613,105)	(157,481)	(35,431)	(464,974)
Total recognized in net periodic benefit cost and other comprehensive income	$3,264,643	$(737,526)	$(478,242)	$ 215,145	$ 42,305	$(416,175)
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31						
Discount rate	6.41%	5.72%	5.41%	5.59%	5.72%	5.41%
Expected return on plan assets	8.00%	8.00%	8.00%	--	--	--

The Company expects to contribute approximately $174,000 to the pension plan and approximately $74,000 to the other benefit plans during 2009.

	Pension Benefits	Post-retirement Benefits
Amounts in accumulated other comprehensive income expected to be recognized in net periodic benefit cost in 2009		
Amortization of net (gain) loss	$ 301,942	$ (64,545)
Amortization of transition obligation	--	24,200

The following estimated future benefit payments are expected to be paid in the years indicated:

	Pension Benefits	Post-retirement Benefits
2009	$ 455,000	$ 74,000
2010	472,000	34,000
2011	510,000	44,000
2012	557,000	35,000
2013	564,000	28,000
2014 - 2018	3,481,000	238,000

The Company sponsors a 401(k) defined contribution plan to provide eligible employees with additional income upon retirement. The Company's contributions to the plan are based on employee contributions. The Company's contributions totaled $4,856,709 in 2008, $4,167,248 in 2007 and $3,150,802 in 2006.

The Company maintains a supplemental executive retirement plan ("SERP") for certain of its executive officers. The plan is a non-qualified deferred compensation plan administered by the Board of Directors of the Company, pursuant to which the Company makes quarterly cash contributions of a certain percentage of executive officers' annual compensation. The SERP previously invested cash contributions in Company common stock that it purchased on the open market; however, under a plan amendment effective November 1, 2004, the participants may self-direct the investment of their apportioned plan assets. Upon retirement, executives may receive their apportioned contributions of the plan assets in the form of cash.

Assets of the supplemental executive retirement plan consist of the following:

	December 31, 2008		December 31, 2007	
	Cost	Market	Cost	Market
Company stock	$ 1,966,178	$ 2,889,670	$ 1,705,249	$ 3,195,104
Equity securities	2,575,862	2,229,325	3,011,012	2,946,301
Total	$ 4,542,040	$ 5,118,995	$ 4,716,261	$ 6,141,405

The Company periodically adjusts the deferred compensation liability such that the balance of the liability equals the total fair market values of all assets held by the trust established under the SERP. Such liabilities are included in other liabilities on the consolidated balance sheets. The equity securities are included in investments in the consolidated balance sheets and classified as trading equity securities. See Note 3, Investments. The Company stock held by the plan is carried at cost and included as a reduction in shareholders' equity in the consolidated balance sheets.

The change in the fair market value of Company stock held in the SERP results in a charge or credit to selling, general and administrative expenses in the consolidated statement of operations because the acquisition cost of the Company stock in the SERP is recorded as a reduction of shareholders' equity and is not adjusted to fair market value; however, the related liability is adjusted to the fair market value of the stock as of each period end. The Company recognized a credit of $502,000 in 2008 and expense of $452,000 and $325,000 in 2007 and 2006, respectively, related to the change in the fair value of the Company stock held in the SERP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes

For financial reporting purposes, income before income taxes and minority interest includes the following components:

	2008	2007	2006
United States	$ 91,681,710	$ 82,367,924	$ 55,925,244
Foreign	6,379,755	6,038,458	4,382,708
Income before income taxes and minority interest	$ 98,061,465	$ 88,406,382	$ 60,307,952

The provision for income taxes consists of the following:

	2008	2007	2006
Current provision:			
Federal	$ 26,802,219	$ 27,131,144	$ 17,509,493
State	4,419,760	2,935,588	1,846,120
Foreign	992,613	1,231,551	267,683
Total current provision	32,214,592	31,298,283	19,623,296
Deferred provision:			
Federal	1,820,986	(394,900)	534,754
State	185,177	65,245	(81,619)
Foreign	545,811	429,421	561,310
Total deferred provision	2,551,974	99,766	1,014,445
Total provision:			
Federal	28,623,205	26,736,244	18,044,247
State	4,604,937	3,000,833	1,764,501
Foreign	1,538,424	1,660,972	828,993
Total provision	$ 34,766,566	$ 31,398,049	$ 20,637,741

The Company's income tax provision is computed based on the federal statutory rates and the average state statutory rates, net of related federal benefit.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. A reconciliation of the provision for income taxes at the statutory federal income tax rate to the amount provided is as follows:

	2008	2007	2006
Tax at the statutory federal income tax rate	$ 34,321,513	$ 30,942,234	$ 21,033,019
Qualified Production Activity Deduction	(1,081,747)	(932,710)	(621,982)
State income tax, net of federal income tax	3,004,717	1,950,540	1,146,925
Other permanent differences	198,495	356,637	307,814
R&D credit	(1,109,551)	(1,049,782)	(367,771)
Change in valuation allowance	(276,112)	60,775	(233,431)
Other items	(290,749)	70,355	(626,833)
Income tax provision	$ 34,766,566	$ 31,398,049	$ 20,637,741

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31 2008	December 31 2007
Deferred tax assets:		
Inventory reserves	$ 4,925,261	$ 3,840,943
Warranty reserves	3,345,363	2,516,910
Bad debt reserves	392,461	461,652
State tax loss carryforwards	1,126,177	1,471,800
Other	5,263,102	4,334,092
Valuation allowance	(841,616)	(1,117,728)
Total deferred tax assets	14,210,748	11,507,669
Deferred tax liabilities:		
Property and equipment	14,231,539	9,048,440
Other	2,343,354	1,956,213
Total deferred tax liabilities	16,574,893	11,004,653
Net deferred tax asset (liability)	$ (2,364,145)	$ 503,016

As of December 31, 2008, the Company has state net operating loss carryforwards of approximately $27,300,000 for tax purposes, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2010 and 2022. The valuation allowance for deferred tax assets specifically relates to the future utilization of state net operating loss carryforwards. Future utilization of these net operating loss carryforwards is evaluated by the Company on an annual basis and the valuation allowance is adjusted accordingly. In 2008, the valuation allowance was decreased by $276,112 based upon the projected ability of certain entities to utilize their state net operating loss carryforwards.

Undistributed earnings of Astec's Canadian subsidiary, Breaker Technology Ltd., are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to Canada. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical due to the complexities associated with the hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes would be payable upon remittance of previously unremitted earnings.

The Company files income tax returns in the U.S. federal jurisdiction, and in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2005. With few exceptions, the Company is no longer subject to state and local or non-U.S. income tax examinations by authorities for years prior to 2002.

As a result of the implementation of FIN 48, the Company recognized a $65,725 liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. The Company had a liability recorded for unrecognized tax benefits at December 31, 2007 of $1,872,766 which included accrued interest and penalties of $218,505. At December 31, 2008, the Company had a liability for unrecognized tax benefits of $939,217 which included accrued interest and penalties of $140,025. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The interest and penalties recognized in the Company's statement of operations was $124,365 in 2007. In 2008, the Company recognized a tax benefit for penalties and interest of $78,480 related to amounts that were settled for less than previously accrued. The total amount of unrecognized tax benefits that, if recognized, would affect the effective rate is $718,904 and $817,641 at December 31, 2008 and 2007, respectively. The Company does not expect a significant increase or decrease to the total amount of unrecognized tax benefits within the next 12 months. A reconciliation of the beginning and ending unrecognized tax benefits is as follows:

	2008	2007
Unrecognized tax benefits at January 1	$ 1,872,766	$ 1,191,360
Additions for tax positions related to the current year	422,010	589,976
Additions for tax positions related to prior years	58,748	192,579
Reductions due to lapse of statutes of limitations	(142,404)	(101,149)
Decreases related to settlements with tax authorities	(1,271,903)	--
Unrecognized tax benefits at December 31	$ 939,217	$ 1,872,766

In the December 31, 2008 balance of unrecognized tax benefits, there are no tax positions for which the ultimate deductibility is highly certain but the timing of such deductibility is uncertain. Accordingly, there is no impact to the deferred tax accounting for certain tax benefits.

13. Contingent Matters

Certain customers have financed purchases of Company products through arrangements in which the Company is contingently liable for customer debt of approximately $241,000 and $629,000 at December 31, 2008 and 2007, respectively. The Company was also contingently liable for residual value guarantees aggregating approximately $147,000 at December 31, 2007. At December 31, 2008, the maximum potential amount of future payments for which the Company would be liable is equal to $241,000. Because the Company does not believe it will be called on to fulfill any of these contingencies, the carrying amounts on the consolidated balance sheets of the Company for these contingent liabilities are zero.

In addition, the Company is contingently liable under letters of credit totaling approximately $10,734,000, including a $2,000,000 letter of credit issued to the Company's South African subsidiary, Osborn. The outstanding letters of credit expire at various dates through February 2010. Osborn is contingently liable for a total of $1,854,000 in performance bonds. None of Osborn's performance bonds outstanding at December 31, 2008 were secured by the $2,000,000 letter of credit issued by the Company. As of December 31, 2008, the maximum potential amount of future payments under these letters of credit and bonds for which the Company could be liable is approximately $12,588,000.

The Company is currently a party to various claims and legal proceedings that have arisen in the ordinary course of business. If management believes that a loss arising from such claims and legal proceedings is probable and can reasonably be estimated, the Company records the amount of the loss (excluding estimated legal fees), or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As management becomes aware of additional information concerning such contingencies, any potential liability related to these matters is assessed and the estimates are revised, if necessary. If management believes that a loss arising from such claims and legal proceedings is either (i) probable but cannot be reasonably estimated or (ii) reasonably possible but not probable, the Company does not record the amount of the loss, but does make specific disclosure of such matter. Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has received notice that Johnson Crushers International, Inc. is subject to an enforcement action brought by the U.S. Environmental Protection Agency and the Oregon Department of Environmental Quality related to an alleged failure to comply with federal and state air permitting regulations. Each agency is expected to seek sanctions that will include monetary penalties. No penalty has yet been proposed. The Company believes that it has cured the alleged violations and is cooperating fully with the regulatory agencies. At this stage of the investigations, the Company is unable to predict the outcome and the amount of any such sanctions.

The Company has also received notice from the Environmental Protection Agency that it may be responsible for a portion of the costs incurred in connection with an environmental cleanup in Illinois. The discharge of hazardous materials and associated cleanup relate to activities occurring prior to the Company's acquisition of Barber-Greene in 1986. The Company believes that over 300 other parties have received similar notice. At this time, the Company cannot predict whether the EPA will seek to hold the Company liable for a portion of the cleanup costs or the amount of any such liability.

The Company has not recorded any liabilities with respect to either matter because no estimate of the amount of any such liability can be made at this time.

14. Shareholders' Equity

Under terms of the Company's employee's stock option plans, officers and certain other employees have been granted options to purchase the Company's common stock at no less than 100% of the market price on the date the option was granted. The Company has reserved unissued shares of common stock for exercise of outstanding non-qualified options and incentive options of officers and employees of the Company and its subsidiaries at prices determined by the Board of Directors. In addition, a Non-employee Directors Stock Incentive Plan has been established to allow non-employee directors to have a personal financial stake in the Company through an ownership interest. Directors may elect to receive their annual retainer in cash, common stock, deferred stock or stock options. Options granted under the Non-employee Directors Stock Incentive Plan vest and become fully exercisable immediately. Generally, other options granted vest over 12 months. All stock options have a 10-year term. The shares reserved under the 1998 Long-term Incentive Plan total 396,324, and 161,809 under the 1998 Non-employee Directors Stock Plan as of December 31, 2008. The fair value of stock awards granted to non-employee directors totaled $182,000, $158,000 and $175,000 during 2008, 2007 and 2006, respectively.

A summary of the Company's stock option activity and related information for the year ended December 31, 2008 follows:

	Options	Weighted Average Exercise Price	Remaining Contractual Life	Intrinsic Value
Options outstanding at December 31, 2007	616,990	$ 22.45		
Options exercised	(204,001)	22.89		
Options outstanding at December 31, 2008	412,989	22.24	2.45 Years	$ 3,763,000
Options exercisable at December 31, 2008	412,989	$ 22.24	2.45 Years	$ 3,763,000

The weighted average grant-date fair value of 1,686 options granted during the year ended December 31, 2006 was $16.61. No options were granted during 2008 or 2007. The total fair value of stock options that vested during the year ended December 31, 2006 was $2,153,000. No options vested during 2008 or 2007. The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was $1,696,000, $13,174,000, and $8,695,000, respectively. Cash received from options exercised during the years ended December 31, 2008, 2007 and 2006, totaled $4,669,000, $13,632,000 and $9,970,000, respectively and is included in the accompanying consolidated statement of cash flows as a financing activity. The excess tax benefit realized from the exercise of these options totaled $637,000, $4,389,000 and $2,955,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The stock option compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statement of operations. As of December 31, 2008, 2007 and 2006, there were no unrecognized compensation costs related to stock options previously granted.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2006 Grants
Expected life	5.5 years
Expected volatility	55.1%
Risk-free interest rate	4.53%
Dividend yield	--

The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding and was based on the shortcut method allowed under SAB 107 for 2006. The expected volatility is based on the historical price volatility of the Company's common stock. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related stock options. No factor for dividend yield was incorporated in the calculation of fair value, as the Company has historically not paid dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2006, the Compensation Committee of the Board of Directors implemented a five-year plan to award key members of management restricted stock units ("RSU's") each year. The details of the plan were formulated under the 2006 Incentive Plan approved by the Company's shareholders in their annual meeting held in April 2006. The plan allows up to 700,000 shares to be granted to employees. RSU's granted each year will be determined based upon the performance of individual subsidiaries and consolidated annual financial performance. Additional RSU's may be granted in 2011 based upon cumulative five-year performance. Generally, each award will vest at the end of five years from the date of grant, or at the time a recipient retires after reaching age 65, if earlier.

RSU's granted in 2007 and 2008 and expected to be granted in 2009 for each prior year's performance and RSU's expected to be granted in 2011 for five-year cumulative performance are as follows:

Actual or Anticipated Grant Date	Performance Period	Original	Forfeitures	Vested	Net	Fair Value Per RSU
March, 2007	2006	71,100	7,179	600	63,321	$ 38.76
February, 2008	2007	74,800	555	600	73,645	$ 38.52
February, 2009	2008	69,800	--	--	69,800	$ 31.33
February, 2011	2006-2010	92,009	--	--	92,009	$ 31.33
Total		307,709	7,734	1,200	298,775	

Compensation expense of $2,202,000, $1,399,000 and $419,000 was recorded in the years ended December 31, 2008, 2007 and 2006, respectively, to reflect the fair value of the original RSU's granted or anticipated to be granted less forfeitures, amortized over the portion of the vesting period occurring during the period. Related income tax benefits of $782,000, $497,000 and $143,000 were recorded in 2008, 2007 and 2006, respectively. The fair value of the 161,809 RSU's expected to be granted in February 2009 and 2011 and expensed in 2008 was based upon the market value of the related stock at December 31, 2008 and will be adjusted to the fair value as of each period end until the date of grant. Based upon the fair value and net RSU's shown above, it is anticipated that $5,679,000 of additional compensation costs will be recognized in future periods through 2016.

Changes in restricted stock units during the year ended December 31, 2008 are as follows:

	2008
Unvested restricted stock units at January 1, 2008	64,950
Restricted stock units granted	74,800
Restricted stock units forfeited	(1,584)
Restricted stock units vested	(1,200)
Unvested restricted stock units at December 31, 2008	136,966

The grant date fair value of the restricted stock units granted during 2008 and 2007 was $2,881,296 and $2,755,836, respectively. The intrinsic value of the 1,200 shares that vested during 2008 was $47,604.

The Company has adopted an Amended and Restated Shareholder Protection Rights Agreement and declared a distribution of one right (the "Right") for each outstanding share of Company common stock, par value $0.20 per share (the "Common Stock"). Each Right entitles the registered holder (other than the "Acquiring "Person" as defined below) to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $72.00 per Unit, subject to adjustment. The Rights currently attach to the certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of ten business days (unless otherwise delayed by the Board) following the: 1) public announcement that a person or group of affiliated or associated persons (the "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of fifteen percent (15%) or more of the then outstanding shares of Common Stock, or 2) commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning fifteen percent (15%) or more of the then outstanding shares of Common Stock. The Board of Directors may terminate the Rights without any payment to the holders thereof at any time prior to the close of business ten business days following announcement by the Company that a person has become an Acquiring Person. Once the Rights are separated from the Common Stock, then the Rights entitle the holder (other than the Acquiring Person) to purchase shares of Common Stock (rather than Preferred Stock) having a current market value equal to twice the Unit purchase price. The Rights, which do not have voting power and are not entitled to dividends, expire on December 22, 2015. In the event of a merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

15. Operations by Industry Segment and Geographic Area

The Company has four reportable operating segments. These segments are combinations of business units that offer different products and services. The business units are each managed separately because they manufacture and distribute distinct products that require different marketing strategies. A brief description of each segment is as follows:

Asphalt Group - This segment consists of three operating units that design, manufacture and market a complete line of portable, stationary and relocatable hot-mix asphalt plants and related components and a variety of heaters, heat transfer processing equipment and thermal fluid storage tanks. The principal purchasers of these products are asphalt producers, highway and heavy equipment contractors and foreign and domestic governmental agencies.

Aggregate and Mining Group - This segment consists of six operating units that design, manufacture and market a complete line of rock crushers, feeders, conveyors, screens and washing equipment. The principal purchasers of these products are open-mine and quarry operators.

Mobile Asphalt Paving Group - This segment consists of two operating units that design, manufacture and market asphalt pavers, asphalt material transfer vehicles, milling machines and paver screeds. The principal purchasers of these products are highway and heavy equipment contractors and foreign and domestic governmental agencies.

Underground Group - This segment consists of two operating units that design, manufacture and market auger boring machines, directional drills, fluid/mud systems, chain and wheel trenching equipment, rock saws, and road miners. The principal purchasers of these products are pipeline and utility contractors and gas and oil drillers.

All Others - This category consists of the Company's other business units, including Peterson Pacific Corp., Astec Australia, Pty, Ltd., Astec Insurance Company and the parent company, Astec Industries, Inc., that do not meet the requirements for separate disclosure as an operating segment.

The Company evaluates performance and allocates resources based on profit or loss from operations before federal income taxes and corporate overhead. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are valued at prices comparable to those for unrelated parties. For management purposes, the Company does not allocate federal income taxes or corporate overhead (including interest expense) to its business units.

Segment information for 2008

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$257,336,421	$350,350,377	$150,691,545	$135,152,338	$ 80,169,510	$ 973,700,191
Intersegment revenues	24,071,770	26,970,745	4,931,081	3,755,602	--	59,729,198
Interest expense	173,512	167,099	383,235	500	126,750	851,096
Depreciation and amortization	4,116,394	6,064,911	2,633,667	2,726,316	1,801,600	17,342,888
Segment profit (loss)	40,765,363	37,031,600	15,087,032	12,510,606	(41,153,408)	64,241,193
Segment assets	302,007,759	314,365,480	109,113,262	109,382,786	304,661,454	1,139,530,741
Capital expenditures	4,096,636	15,280,306	4,282,571	6,493,773	9,779,161	39,932,447

Segment information for 2007

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$240,229,156	$338,183,219	$146,488,680	$114,377,657	$ 29,746,642	$ 869,025,354
Intersegment revenues	12,882,783	15,437,948	5,613,527	11,720,989	--	45,655,247
Interest expense	11,710	213,931	11,432	894	615,027	852,994
Depreciation and amortization	3,757,204	5,310,658	2,147,476	2,832,824	1,032,791	15,080,953
Segment profit (loss)	37,707,111	38,892,362	17,885,115	7,348,141	(45,042,148)	56,790,581
Segment assets	264,179,910	299,896,625	152,947,368	87,556,087	306,818,074	1,111,398,064
Capital expenditures	7,361,126	13,539,548	4,335,580	3,912,318	9,302,808	38,451,380

Segment information for 2006

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$186,656,861	$289,470,523	$129,385,414	$105,094,015	$ --	$710,606,813
Intersegment revenues	9,069,815	13,626,818	3,864,530	2,925,366	--	29,486,529
Interest expense	5,060	188,224	3,639	9,190	1,465,739	1,671,852
Depreciation and amortization	3,487,982	3,834,284	1,684,789	2,500,605	383,431	11,891,091
Segment profit (loss)	24,386,850	33,263,355	14,368,409	4,866,484	(36,439,102)	40,445,996
Segment assets	215,265,761	256,142,482	131,879,605	69,521,666	233,291,974	906,101,488
Capital expenditures	4,792,573	15,343,183	7,588,091	1,719,057	1,436,210	30,879,114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007	2006
Sales			
Total external sales for reportable segments	$ 893,530,681	$ 839,278,712	$ 710,606,813
Intersegment sales for reportable segments	59,729,198	45,655,247	29,486,529
Other sales	80,169,510	29,746,642	--
Elimination of intersegment sales	(59,729,198)	(45,655,247)	(29,486,529)
Total consolidated sales	$ 973,700,191	$ 869,025,354	$ 710,606,813
Net Income			
Total profit for reportable segments	$ 105,394,601	$ 101,832,729	$ 76,885,098
Other loss	(41,153,408)	(45,042,148)	(36,439,102)
Minority interest in earnings of subsidiary	(166,669)	(211,225)	(82,368)
(Elimination) recapture of intersegment profit	(946,294)	217,752	(775,785)
Total consolidated net income	$ 63,128,230	$ 56,797,108	$ 39,587,843
Assets			
Total assets for reportable segments	$ 834,869,287	$ 804,579,990	$ 672,809,514
Other assets	304,661,454	306,818,074	233,291,974
Elimination of intercompany profit in inventory	(1,885,560)	(939,266)	(1,157,018)
Elimination of intercompany receivables	(324,860,356)	(369,361,503)	(310,941,290)
Elimination of investment in subsidiaries	(119,562,447)	(122,612,801)	(101,255,392)
Other eliminations	(80,409,922)	(75,914,977)	(70,885,253)
Total consolidated assets	$ 612,812,456	$ 542,569,517	$ 421,862,535
Interest expense			
Total interest expense for reportable segments	$ 724,346	$ 237,967	$ 206,113
Other interest expense	126,750	615,027	1,465,739
Total consolidated interest expense	$ 851,096	$ 852,994	$ 1,671,852
Depreciation and amortization			
Total depreciation and amortization for reportable segments	$ 15,541,288	$ 14,048,162	$ 11,507,660
Other depreciation and amortization	1,801,600	1,032,791	383,431
Total consolidated depreciation and amortization	$ 17,342,888	$ 15,080,953	$ 11,891,091
Capital expenditures			
Total capital expenditures for reportable segments	$ 30,153,286	$ 29,148,572	$ 29,442,904
Other capital expenditures	9,779,161	9,302,808	1,436,210
Total consolidated capital expenditures	$ 39,932,447	$ 38,451,380	$ 30,879,114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales by major geographic region were as follows:

	2008	2007	2006
United States	$ 620,987,337	$ 590,689,756	$ 518,455,721
Asia	33,203,197	11,191,188	7,867,141
Southeast Asia	11,711,595	8,433,668	6,660,597
Europe	39,182,153	36,475,730	36,128,754
South America	36,492,133	23,335,858	13,670,468
Canada	77,226,493	55,758,257	41,527,458
Australia	26,058,737	38,566,656	10,891,367
Africa	63,314,725	45,500,703	38,059,309
Central America	26,663,931	14,237,170	13,721,178
Middle East	28,842,208	24,671,411	18,251,651
West Indies	4,778,771	8,780,295	2,442,514
Other	5,238,911	11,384,662	2,930,655
Total foreign	352,712,854	278,335,598	192,151,092
Total	$ 973,700,191	$ 869,025,354	$ 710,606,813

Long-lived assets by major geographic region were as follows:

	December 31	
	2008	2007
United States	$ 162,879,418	$ 136,191,972
Canada	3,242,843	3,985,596
Africa	5,351,435	3,570,325
Australia	426,648	--
Total foreign	9,020,926	7,555,921
Total	$ 171,900,344	$ 143,747,893

16. Accumulated Other Comprehensive Income (Loss)

The balance of related after-tax components comprising accumulated other comprehensive income (loss) is summarized below:

	December 31	
	2008	2007
Foreign currency translation adjustment	$ (310,569)	$ 6,602,314
Unrealized loss on available for sale investment securities, net of tax	--	(924,646)
Unrecognized pension and post retirement benefit cost, net of tax	(2,488,067)	(491,623)
Accumulated other comprehensive income (loss)	$ (2,798,636)	$ 5,186,045

17. Other Income (Expense) - Net

Other income (expense), net consist of the following:

	2008	2007	2006
Loss on foreign currency transactions	$ (547,331)	$ (601,814)	$ (167,478)
Gain on sale of investments	5,907,620	--	--
Other	348,786	399,551	334,635
Total	$ 5,709,075	$ (202,263)	$ 167,157

18. Business Combinations

On July 31, 2007, the Company acquired all of the outstanding capital stock of Peterson, Inc., an Oregon company ("Peterson") for approximately $21,098,000, including cash acquired of approximately $1,702,000, plus transaction costs of approximately $252,000. In addition to the purchase price paid to the sellers, the Company also paid off approximately $7,500,000 of outstanding Peterson debt coincident with the purchase. The effective date of the purchase was July 1, 2007, and the results of Peterson's operations have been included in the consolidated financial statements since that date. The transaction resulted in the recognition of approximately $3,352,000 of property, plant and equipment, approximately $5,807,000 of goodwill and approximately $4,278,000 of intangible assets. Intangible assets consist of patents (seven-year weighted average useful life), customer relationships (15-year weighted average useful life), non-compete agreement (four-year weighted average useful life), and tradename (indefinite useful life). Peterson's intangible assets subject to amortization, in total, have a 13-year weighted average useful life. During June 2008, the purchase price allocation was finalized and funds previously held in escrow have been distributed. No significant adjustments to amounts previously recorded were made as a result of the final accounting.

Peterson is a manufacturer of whole-tree pulpwood chippers, horizontal grinders and blower trucks. Founded in 1961 as Wilbur Peterson & Sons, a heavy construction company, Peterson expanded into manufacturing in 1982 to develop equipment to suit their land clearing and construction needs. Peterson will continue to operate from its Eugene, Oregon headquarters under the name Peterson Pacific Corp.

No conditional earn-out payments are due to the sellers based upon 2008 operational results. However, conditional earn-out payments of up to $3,000,000 may be due to the sellers based upon cumulative 2008 and 2009 results of operations. The Company was granted the option to purchase the real estate and improvements used by Peterson from Peterson's former majority owner and his wife at a later date. The Company exercised this option and purchased the real estate and improvements for $7,000,000 in October 2008.

On October 1, 2008, the Company acquired all of the outstanding capital stock of Dillman Equipment, Inc., a Wisconsin corporation ("Dillman") and Double L Investments, Inc., a Wisconsin corporation which owned the real estate and improvements used by Dillman, for approximately $20,384,000 including cash acquired of approximately $4,066,000 plus transaction costs of approximately $175,000. In addition to the purchase price paid to the sellers, the Company also paid off approximately $912,000 of outstanding debt coincident with the purchase. The transaction resulted in the recognition of approximately $6,165,000 of property, plant and equipment, approximately $4,804,000 of goodwill and approximately $1,139,000 of intangible assets. Intangible assets consist of patents (12-year weighted average useful life), customer relationships (14-year weighted average useful life) and tradename (indefinite useful life). Dillman's intangible assets subject to amortization, in total, have a 13-year weighted average useful life. $1,000,000 of the purchase price is being held in escrow pending the resolution of certain contingent matters. The effective date of the purchase was October 1, 2008, and the results of Dillman's operations have been included in the consolidated financial statements since that date. Subsequent to the closing, the two acquired corporations were merged into Astec, Inc., a subsidiary of Astec Industries, Inc., and Dillman will operate as a division of Astec, Inc. from its current location in Prairie du Chien, Wisconsin. The purchase price allocation is preliminary pending the finalization of certain valuations and will be finalized no later than September 30, 2009.

Dillman was incorporated in 1994 and is a manufacturer of asphalt plant equipment. Dillman supplies the asphalt industry with asphalt plant equipment that includes asphalt storage silos, counterflow drum plants, cold feed systems, recycle systems, baghouses, dust silos, air pollution control systems, portable asphalt plants, drag slats, transfer conveyors, plant controls, control houses, silos, asphalt storage tanks, parts and field services.

On October 1, 2008, the Company purchased substantially all the assets and assumed certain liabilities of Q-Pave Pty Ltd, an Australia company ("Q-Pave") for approximately $1,797,000. At the time of the purchase, Q-Pave had payables to other Astec Industries' subsidiaries totaling $1,589,000 which was a component of the purchase price. The transaction resulted in the recognition of approximately $273,000 of intangible assets which consist of dealer network and customer relationships (15-year weighted average useful life). The assets and liabilities are held in a newly-formed subsidiary of the Company, Astec Australia Pty Ltd. The effective date of the purchase was October 1, 2008, and the results of Astec Australia Pty Ltd's operations have been included in the consolidated financial statements since that date. The purchase price allocation is preliminary pending the finalization of certain valuations and will be finalized no later than September 30, 2009.

Astec Australia Pty Ltd is the Australian and New Zealand distributor for the range of equipment manufactured by Astec Industries, Inc.

The revenues and pre-tax income of Dillman and Q-Pave were not significant in relation to the Company's 2008 financial statements, and would not have been significant on a proforma basis to any earlier periods. Similarly, the revenue and pre-tax income of Peterson was not significant in relation to the Company's 2007 financial statements, and would not have been significant on a proforma basis to any earlier periods.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
Performance Graph for Astec Industries, Inc.



350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00

	12/31/2003	12/31/2004	12/31/2005	12/29/2006	12/31/2007	12/31/2008
Astec Industries Inc.	100.00	139.92	265.55	285.35	302.31	254.69
NYSE/AMEX/NASDAQ Stock Market (US Companies)	100.00	112.29	119.19	138.24	145.43	87.10
NYSE/AMEX/NASDAQ Stocks (SIC 3530-3539 US Comp) Construction, Mining, and Materials Handling Machinery and Equipment	100.00	125.30	163.85	196.22	275.92	120.41

Notes:

A. Data complete through last fiscal year.
B. Corporate Performance Graph with peer group uses peer group only performance (excludes only company).
C. Peer group indices use beginning of period market capitalization weighting.
D. Calculated (or Derived) based from CRSP NYSE/AMEX/NASDAQ Stock Market (US Companies) Center for Research in Security Prices (CRSP®), Graduate School of Business, The University of Chicago.

2008 Board of Directors

J. Don Brock, PhD
Chairman of the Board, President and
Chief Executive Officer of Astec Industries, Inc.

Phillip E. Casey
Director and Non-executive Chairman of the
Board of Gerdau Ameristeel

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer
of the Dixie Group, Inc.

William D. Gehl
Chairman of the Board and Chief Executive
Officer of the Gehl Company

Ronald F. Green
Chairman of ADVATECH, LLC.

Thomas W. Hill
Former Chief Executive Officer of
Oldcastle, Inc.

William B. Sansom
Chairman and Chief Executive Officer of the
H.T. Hackney Co.

W. Norman Smith
Group Vice President of Asphalt,
Astec Industries, Inc.

Robert G. Stafford
Former Corporate Vice President of
Research and Development
and Group Vice President of Aggregate and Mining,
Astec Industries, Inc

Glen E. Tellock
Chairman, President and Chief Executive
Officer of The Manitowoc Company, Inc.

COMMITTEES

Executive Committee:
J. Don Brock, PhD
Daniel K. Frierson
W. Norman Smith

Nominating Committee:
Daniel K. Frierson
Ronald F. Green
Glen E. Tellock

Audit Committee:
Phillip E. Casey
William D. Gehl
William B. Sansom
Glen E. Tellock
Thomas W. Hill

Compensation Committee:
William D. Gehl
Phillip E. Casey
Ronald F. Green
William B. Sansom
Thomas W. Hill

CORPORATE EXECUTIVE OFFICERS

J. Don Brock, PhD
Chairman of the Board
President and CEO

F. McKamy Hall, CPA
Vice President
CFO and Treasurer

Stephen C. Anderson
Corporate Secretary
Director of Investor Relations

David C. Silvious, CPA
Corporate Controller

Thomas R. Campbell
Group Vice President
Mobile Asphalt Paving
and Underground Groups

W. Norman Smith
Group Vice President
Asphalt Group

Richard A. Patek
Group Vice President
Aggregate and Mining Group

Joseph P. Vig
Group Vice President
AggReCon Group

SUBSIDIARY OFFICERS

Michael A. Bremmer
President
CEI Enterprises, Inc.

Benjamin G. Brock
President
Astec, Inc.

Frank D. Cargould
President
Breaker Technology Ltd
Breaker Technology, Inc.

Joe K. Cline
President
Astec Underground

Larry R. Cumming
President
Peterson Pacific Corp.

Richard J. Dorris
President
Heatec, Inc.

Jeffery J. Elliott
President
Johnson Crushers
International, Inc.

Timothy D. Gonigam
President
Astec Mobile Screens, Inc.

Tom Kruger
Managing Director
Osborn Engineered
Products SA (Pty) Ltd

Richard A. Patek
President
Telsmith, Inc.

James F. Pfeiffer
President
American Augers, Inc.

Jeffrey L. Richmond
President
Roadtec, Inc.

David H. Smale
General Manager
Astec Australia Pty Ltd

Joseph P. Vig
President
Kolberg-Pioneer, Inc.

David L. Winters
President
Carlson Paving Products, Inc.

OTHER INFORMATION

Transfer Agent	BNY Mellon Investor Services, LLC 490 Washington Blvd., Jersey City NJ 07310 800.617.6437, www.bnymellon.com/shareowner/isd
Stock Exchange	NASDAQ, National Market - ASTE
Auditors	Ernst and Young LLP, Chattanooga, TN
General Counsel and Litigation	Chambliss, Bahner & Stophel, P.C., Chattanooga, TN
Securities Counsel	Alston & Bird LLP, Atlanta, GA
Investor Relations	Stephen C. Anderson, Director, 423.553.5934
Corporate Office	Astec Industries, Inc. 1725 Shepherd Road, Chattanooga, TN 37421 Ph 423.899.5898, Fax 423.899.4456, www.astecindustries.com

The form 10-K, as filled with the Securities and Exchange Commission, may be obtained at no cost by any shareholder upon written request to Astec Industries, Inc., Attention Investor Relations.

The Annual Meeting will be held on April 23, 2009 at 10:00 A.M. EST in the Training Center at Astec, Inc. located at 4101 Jerome Avenue, Chattanooga, TN 37407.

www.astecindustries.com

Corporate Headquarters

1725 Shepherd Road • Chattanooga, TN 37421 USA
Tel: 423.899.5898 Fax: 423.899.4456
astecindustries.com